          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 27, 1998.

                                  $200,000,000

           [LOGO]
                            Northwest Airlines, Inc.

                    Fully and Unconditionally Guaranteed by

                         Northwest Airlines Corporation

                              8.52% Notes due 2004

                                 --------------

Northwest Airlines, Inc. will pay interest on the Notes on April 7 and October 7 of each year. The first interest payment will be made on October 7, 1999.
    The Notes will mature on April 7, 2004. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

 The Notes will rank equally with all unsecured and unsubordinated indebtedness of Northwest Airlines, Inc. The Notes will be fully and unconditionally guaranteed on a senior basis by Northwest Airlines
              Corporation, the indirect parent of Northwest
                                 Airlines, Inc.

 Northwest Airlines, Inc. is selling to the underwriter the Notes at a price of
    98.587% per Note, or $197,174,000 for all of the Notes, plus accrued interest, if any, from April 7, 1999. The underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Northwest has the option to redeem all or a portion of the Notes at any time at the redemption price specified in this prospectus supplement under "Description of Notes--Optional Redemption."

       Investing in the Notes involves risks. See "Risk Factors" on page S-6.

    Delivery of the Notes in book-entry form only, will be made through The Depository Trust Company on or about April 7, 1999, against payment in immediately available funds.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           Credit Suisse First Boston

                   Prospectus Supplement dated April 1, 1999.

                               TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT                  PAGE
                                                  ---------
PRESENTATION OF INFORMATION.....................        S-2
HOLDING COMPANY REORGANIZATION..................        S-3
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE.....................................        S-3
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING
  DATA..........................................        S-4
RISK FACTORS....................................        S-6
USE OF PROCEEDS.................................       S-11
CAPITALIZATION..................................       S-11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS....................................       S-12
THE COMPANY.....................................       S-23
DESCRIPTION OF NOTES............................       S-28
CERTAIN U.S. FEDERAL INCOME TAX
  CONSEQUENCES TO NON U.S. PERSONS..............       S-31
UNDERWRITING....................................       S-33
NOTICE TO CANADIAN RESIDENTS....................       S-34
LEGAL OPINIONS..................................       S-35
EXPERTS.........................................       S-35


                   PROSPECTUS                       PAGE
                                                  ---------
AVAILABLE INFORMATION...........................          2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE.....................................          2
THE COMPANY.....................................          3
USE OF PROCEEDS.................................          3
RATIO OF EARNINGS TO FIXED
  CHARGES.......................................          3
DESCRIPTION OF DEBT SECURITIES..................          3
DESCRIPTION OF WARRANTS.........................         13
PLAN OF DISTRIBUTION............................         15
LEGAL OPINIONS..................................         16
EXPERTS.........................................         16

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NORTHWEST AIRLINES, INC. IS OFFERING TO SELL THE NOTES AND SEEKING OFFERS TO BUY THE NOTES, ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR OF ANY SALES OF THE NOTES.

                          PRESENTATION OF INFORMATION

    These offering materials consist of two documents: (a) this prospectus supplement, which describes the terms of the Notes that Northwest Airlines, Inc. ("Northwest") is currently offering (the "Notes"), and (b) the accompanying prospectus, which provides general information about Northwest's debt securities, some of which may not apply to the Notes that Northwest is currently offering. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT REPLACES ANY INCONSISTENT INFORMATION INCLUDED IN THE ACCOMPANYING PROSPECTUS.

    At varying places in this prospectus supplement and the prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the prospectus can be found is listed in the Table of Contents above. All cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

    For more complete information about Northwest Airlines Corporation ("NWA Corp.," and together with its subsidiaries, the "Company" or "we") and Northwest, you should read this entire prospectus supplement and the accompanying prospectus as well as the materials filed with the Securities and Exchange Commission that are considered to be part of such prospectus. See "Incorporation of Certain Documents by Reference."

                         HOLDING COMPANY REORGANIZATION

    In connection with the purchase of an equity interest in Continental Airlines, Inc. ("Continental"), NWA Corp. effected a holding company reorganization on November 20, 1998. As a result of this reorganization, Northwest Airlines Holdings Corporation, which was formerly known as Northwest Airlines Corporation and was at that time the publicly traded holding company ("Old NWA Corp."), became a direct wholly-owned subsidiary of the new holding company, NWA Corp. As a result, NWA Corp. is now the publicly traded holding company, which owns directly Old NWA Corp. and indirectly the holding and operating subsidiaries of Old NWA Corp. References in this prospectus supplement to NWA Corp. for time periods prior to November 20, 1998 refer to Old NWA Corp.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    NWA Corp. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commissions (the "SEC"). You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Notes:

    - Annual Report on Form 10-K for the year ended December 31, 1998; and

    - Current Reports on Form 8-K filed on January 22, 1999 and February 24,
      1999.

    You may request a copy of these filings (other than exhibits to these documents) at no cost, by writing or telephoning the Secretary's Office, NWA Corp., 5101 Northwest Drive, Dept. A1180, St. Paul, Minnesota 55111-3034, telephone: (612) 726-2111.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table presents summary consolidated financial data and operating statistics of NWA Corp. The annual historical financial data were derived from NWA Corp.'s audited consolidated financial statements and the notes thereto, incorporated by reference in this prospectus supplement. See "Incorporation of Certain Documents by Reference."

                                                                               YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------
                                                                             1998        1997        1996
                                                                          ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA (IN MILLIONS):
  Operating revenues
    Passenger...........................................................  $  7,606.5  $  8,822.1  $  8,598.3
    Cargo...............................................................       633.5       789.4       745.8
    Other...............................................................       804.8       614.3       536.4
                                                                          ----------  ----------  ----------
                                                                             9,044.8    10,225.8     9,880.5
                                                                          ----------  ----------  ----------
  Operating expenses (1)................................................     9,236.2     9,068.6     8,826.7
                                                                          ----------  ----------  ----------
  Operating income (loss)...............................................      (191.4)    1,157.2     1,053.8
                                                                          ----------  ----------  ----------
  Income (loss) before extraordinary item (2)...........................  $   (285.5) $    605.8  $    536.1
                                                                          ----------  ----------  ----------
                                                                          ----------  ----------  ----------
OTHER DATA (IN MILLIONS EXCEPT FINANCIAL RATIO DATA):
  Ratio of earnings to fixed charges....................................          .17x (3)   3.05x       2.74x
  Cash provided by operating activities.................................  $     88.3  $  1,607.3  $  1,372.3
  Cash used in investing activities.....................................    (1,113.1)     (885.9)   (1,241.9)
  Cash provided by (used in) financing activities.......................       764.4      (540.4)     (421.9)
  EBIT (4)..............................................................      (117.9)    1,218.7     1,134.9
  EBITDA (5)............................................................       309.1     1,614.7     1,512.6
  EBITDAR (6)...........................................................       654.2     1,973.6     1,858.9
  EBIT/interest expense.................................................         (.4x)        5.2x        4.3x
  EBITDA/interest expense...............................................         1.0         6.9         5.8
  EBITDAR/interest expense and aircraft rentals.........................         1.0         3.3         3.1

OPERATING STATISTICS (7):
  Scheduled Service:
    Available seat miles (millions) (8).................................    91,310.7    96,963.6    93,913.7
    Revenue passenger miles (millions) (9)..............................    66,738.3    72,031.3    68,639.1
    Passenger load factor (%) (10)......................................        73.1        74.3        73.1
    Revenue passengers (millions).......................................        50.5        54.7        52.7
    Revenue yield per passenger mile (cents) (11).......................       11.26       12.11       12.53
    Passenger revenue per scheduled ASM (cents).........................        8.23        9.00        9.16

  Operating revenue per total ASM (cents) (12)..........................        9.12        9.76        9.85
  Operating expense per total ASM (cents) (12)..........................        9.21        8.63        8.78

  Cargo ton miles (millions) (13).......................................     1,954.4     2,282.8     2,215.8
  Cargo revenue per ton mile (cents)....................................        32.4        34.5        33.7

  Fuel gallons consumed (millions)......................................     1,877.1     1,996.3     1,945.1
  Average fuel cost per gallon (cents)..................................       53.60       64.86       67.21
  Number of operating aircraft at year-end..............................         409         405         399
  Full-time equivalent employees at year-end............................      50,565      48,984      47,536

                        (TABLE CONTINUES AND FOOTNOTES APPEAR ON FOLLOWING PAGE)

(CONTINUED FROM PRIOR PAGE)

                                                                                                DECEMBER 31,
                                                                                            ---------------------
                                                                                               1998       1997
                                                                                            ----------  ---------
BALANCE SHEET DATA (IN MILLIONS):
  Cash, cash equivalents and unrestricted short-term investments..........................  $    480.0  $ 1,039.9
  Total assets............................................................................    10,280.8    9,336.2
  Long-term debt, including current portion...............................................     4,000.7    2,069.3
  Long-term obligations under capital leases, including current obligations...............       654.9      705.3
  Mandatorily redeemable preferred security of subsidiary.................................       564.1      486.3
  Redeemable stock:
    Preferred.............................................................................       260.7      306.2
    Common................................................................................          --      848.5
  Common stockholders' equity (deficit)...................................................      (476.7)    (311.0)

------------------------

 (1) The Company recorded a fleet disposition charge of $65.9 million ($41.6 million after tax) related to its seven oldest Boeing 747 aircraft in the fourth quarter of 1998. The Company has made provisions for out-of period charges related to both collective bargaining agreements that were ratified in 1998 and estimated provisions for the Company's remaining amendable collective bargaining agreements of $150.7 million ($95.4 million after tax) for the year ended December 31, 1998.

 (2)    The 1997 extraordinary item was $(9.3) million.

 (3) Earnings did not cover fixed charges by $452.3 million for the year ended December 31, 1998.

 (4) EBIT represents income (loss) before extraordinary item plus the sum of interest expense (net of capitalized interest) and income tax expense (benefit).

 (5) EBITDA represents EBIT, as defined in (4) above, plus depreciation and amortization.

 (6) EBITDAR represents EBITDA, as defined in (5) above, plus aircraft rentals. EBIT, EBITDA and EBITDAR are presented because each is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBIT, EBITDA and EBITDAR should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 (7)    All statistics exclude Express Airlines I, Inc.

 (8) "Available seat miles" ("ASMs") represents the number of seats available for passengers multiplied by the number of scheduled miles the seats are flown.

 (9) "Revenue passenger miles" ("RPMs") represents the number of miles flown by revenue passengers in scheduled service.

(10) "Passenger load factor" is calculated by dividing revenue passenger miles by available seat miles, and represents the percentage of aircraft seating capacity utilized.

(11) "Revenue yield per passenger mile" represents the average revenue received from each mile a passenger is flown in scheduled service.

(12) Excludes the estimated revenues and expenses associated with the operation of Northwest's fleet of eight 747 freighter aircraft, MLT Inc. and gain/loss on disposition of assets.

(13) "Cargo ton miles" represents the tonnage of freight and mail carried multiplied by the number of miles flown.

                                  RISK FACTORS

    YOU SHOULD READ CAREFULLY THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS BEFORE INVESTING IN THE NOTES.

    THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING STATEMENTS REGARDING OUR FUTURE FINANCIAL POSITION, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CANNOT ASSURE YOU THAT SUCH EXPECTATIONS WILL BE CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ARE DISCLOSED BELOW AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

RISK FACTORS RELATING TO NORTHWEST AND NWA CORP.

    INDEBTEDNESS

    The Company has substantial levels of indebtedness. As of December 31, 1998, we had long-term debt, capital lease obligations and current maturities of $4.66 billion. 46% of this indebtedness bears interest at floating rates. The amount of our long-term debt that matures in 1999 is $319.2 million. Additionally, $168.0 million matures in 2000, $148.0 million matures in 2001 and $1.05 billion matures in 2002. As of December 31, 1998, future minimum lease payments under capital leases were $57.6 million for 1999. This amount is $59.7 million for 2000, $62.2 million for 2001 and $229.6 million for 2002. These levels of indebtedness do not include our mandatory obligations to redeem $260.7 million of our preferred stock in 2003 and non-recourse mandatorily redeemable preferred securities of one of NWA Corp.'s subsidiaries of $564.1 million.

    At December 31, 1998, Northwest had $4.20 billion of long-term debt and capital lease obligations that would rank equally in right of payment with the Notes, of which $3.31 billion was secured by Northwest's assets, and no long-term debt or capital lease obligations that would rank senior in right of payment to the Notes. At the same date, NWA Corp. had $2.09 billion of indebtedness which would rank equally in right of payment with the full and unconditional guarantee by NWA Corp. of the Notes (the "Parent Guaranty"), none of which was secured by NWA Corp.'s assets, and no long-term debt that would rank senior in right of payment to the Parent Guaranty.

    The Notes will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of Northwest, and the Parent Guaranty will rank equally with all other unsecured and unsubordinated indebtedness of NWA Corp. The Notes are effectively subordinated to the claims of Northwest's secured lenders, and the Parent Guaranty is effectively subordinated to the claims of NWA Corp.'s secured lenders and claims against NWA Corp.'s subsidiaries.

    In addition, Northwest operates in a capital intensive industry. Periodically, Northwest is required to make significant capital expenditures for new aircraft and related equipment. We cannot assure you that sufficient financing will be available for all aircraft and other capital expenditures not covered by commercial financing.

    ABSENCE OF CERTAIN COVENANTS

    The terms of the Notes and NWA Corp.'s Parent Guaranty of the Notes do not limit Northwest's or NWA Corp's ability to incur additional indebtedness that may rank equally in right of payment to the Notes or such Parent Guaranty, to incur liens or to pay dividends or make distributions on, or redeem or repurchase, NWA Corp.'s capital stock. In addition, the Notes do not contain provisions that would give holders of the Notes the right to require Northwest to repurchase their Notes in the event a change of control of Northwest or a decline in the credit rating of Northwest's or NWA Corp.'s debt securities from a takeover, recapitalization or similar restructuring, or any other reason.

    LABOR AGREEMENTS

    Unions represent approximately 90% of our employees. Consequently, labor wage rates and costs are subject to collective bargaining. The current status of Northwest's principal labor agreements is as follows:

    PILOTS. In September 1998, our pilots ratified a four-year agreement that becomes amendable in September 2002. Ratification followed a strike by our pilots which resulted in an 18-day cessation of flight operations.

    METEOROLOGISTS, TECHNICAL WRITERS, AND DISPATCHERS. These employees ratified new six-year agreements during the fourth quarter of 1998.

    FLIGHT ATTENDANTS. The agreement with our flight attendants became amendable in August 1996. Contract negotiations began in 1996 and are currently being mediated by the National Mediation Board ("NMB").

    MECHANICS AND RELATED EMPLOYEES, CUSTOMER SERVICE AGENTS, EQUIPMENT SERVICE EMPLOYEES, CLERKS, RESERVATION AGENTS AND STOCK CLERKS. Our agreement with our ground employees became amendable in October 1996. Negotiations began at that time with the International Association of Machinists and Aerospace Workers ("IAM"), who represented our ground employees. In June 1998, we reached a tentative agreement with the IAM, which was not ratified by the union membership. In November 1998, at a representation election, a majority of the mechanics and related employees elected the Aircraft Mechanics Fraternal Association to be their collective-bargaining representative. The IAM is protesting the election and certification of the vote is currently under review by the NMB. The remaining ground employees continue to be represented by the IAM. On February 16, 1999, the IAM membership ratified a new four-year agreement.

    We estimate the increased costs under the six ratified agreements will be approximately $145 million for 1999 based on current levels of employment.

    Because the terms of the new labor agreements are determined by collective bargaining, we cannot predict the outcome of the remaining negotiations at this time. We believe that our labor costs will remain competitive in comparison to other large U.S. airlines.

    RISKS REGARDING NORTHWEST/JUSTICE DEPARTMENT LITIGATION

    In November 1998, Northwest and Continental began implementing their long-term global alliance involving extensive code-sharing, frequent flyer program reciprocity and other cooperative activities. In a related transaction, the Company acquired from Continental's principal shareholder and certain other parties securities representing 13.5% of Continental's equity as of December 31, 1998 and, together with additional Continental shares for which NWA Corp. holds a limited voting proxy, 50.3% of the fully-diluted voting power of Continental. On October 23, 1998, the U.S. Department of Justice commenced a civil antitrust action against us and Continental challenging our acquisition of the Continental securities. The Justice Department is seeking to have us divest the Continental securities we acquired or the imposition of restrictions on us with respect to the Continental securities acquired. Although we cannot predict the outcome of litigation, we intend to defend the lawsuit vigorously. The lawsuit did not challenge the alliance between Northwest and Continental, although the Justice Department has indicated that they will continue to monitor the alliance.

    ASIA ECONOMIC ISSUES

    Our results of operations are affected by the level of economic activity in the United States and foreign markets that we serve. The general economic environment in Asia adversely impacted our Pacific revenues in 1998. In response to the continued weak economic environment and lower demand in the Pacific, Northwest reduced its capacity in the region. Northwest cannot predict the extent and the length of the weakened Asian economy and the degree to which it will continue to adversely impact its Pacific revenues.

    RISKS REGARDING ALLIANCES

    Northwest is currently a party to numerous alliances with other airlines, and may enter into additional alliances in the future. Northwest's ability to grow its route network by entering into alliances depends upon the availability of suitable alliance candidates and the ability of Northwest and its alliance partners to meet business objectives and to perform their obligations under the alliance agreements. Northwest's ability to successfully achieve the anticipated benefits of its alliances depends upon many factors including:

    - Disapproval or delay by regulatory authorities or adverse regulatory developments.

    - Competitive pressures.

    - Customer acceptance of the alliance.

    - Northwest and its alliance partners' ability to modify certain contracts that may restrict certain aspects of the alliance.

We cannot predict the extent to which we will benefit from Northwest's alliances.

    YEAR 2000

    Computerized systems are essential to our operations. Many computer programs in use around the world use only two digits to identify the applicable year and do not take account of the change in century that will occur in the year 2000. If this problem is not corrected, computer applications could fail or create mistakes. As a result, we have implemented a Year 2000 project to modify our computer systems to function properly in 2000 and in the years after that. Our Year 2000 project should be completed in 1999, and we believe that the Year 2000 issue will not pose significant operational problems for our computer systems.

    We have also contacted our significant suppliers, vendors and other airlines with whom our systems interface or upon whom our business depends. We are working with these parties to minimize the extent to which our business will be vulnerable to their failure to remedy their Year 2000 issues. Our business also depends upon foreign governments and agencies and certain United States governmental agencies, such as the Federal Aviation Administration ("FAA"), that provide essential services to the aviation industry. We cannot predict whether the systems of such third parties that our business relies on (including those of the FAA) will be modified on a timely basis.

    Our business, financial condition and results of operations could be materially adversely affected if our systems, or those operated by other parties on which our business depends, fail to operate properly beyond 1999.

    FOREIGN CURRENCY EXPOSURE

    Northwest conducts a significant portion of its operations in foreign locations. As a result, Northwest has operating revenues and, to a lesser extent, operating expenses, as well as assets and liabilities, denominated in foreign currencies. Fluctuations in such foreign currencies, especially the Japanese yen, can significantly affect Northwest's operating performance. From time to time, Northwest uses financial instruments to hedge its exposure to the Japanese yen. As of December 31, 1998, Northwest had entered into $405.8 million (47.50 billion yen) in forward contracts to hedge a portion of its 1999 forecasted yen-denominated ticket sales.

    POSSIBLE LIMITATION ON NET OPERATING LOSS CARRYFORWARDS

    We used net operating loss carryforwards ("NOLs") that we carried forward from earlier years of approximately $1.20 billion from 1994 through 1996 and alternative minimum tax net operating loss carryforwards ("AMTNOLs") of approximately $588 million from 1993 through 1996. The Internal Revenue Code of 1986, as amended (the "Code"), and Treasury regulations limit the amounts of NOLs and AMTNOLs that can be used to offset taxable income (or used as a credit) in any single tax year if the corporation has more than a 50% ownership change (as defined in the Code) over a three-year testing period ending on the testing date. In general, if an "ownership change" occurs, Sections 382 and 383 limit the amount of NOLs, AMTNOLs and credits that can be carried forward and used in any one year after the ownership change occurs to an amount equal to the product of the value of the corporation's stock for tax purposes immediately before the change multiplied by the "long-term tax-exempt rate" as determined by the Internal Revenue Service (the "IRS") for the month of the change. Management believes that an offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred before that time. If an ownership change did occur as a result of that offering, management believes that, even as limited by the Code, the Company would use the NOLs, AMTNOLs and credits significantly earlier than their expiration and the annual limitations would not adversely impact the Company. However, if the IRS were to successfully assert that an ownership change had occurred on any date prior to November 1995 (including August 1, 1993 when the Company entered into labor agreements that provided stock for labor cost savings) our ability to use our NOLs, AMTNOLs and credits would be significantly impaired because the value of Old NWA Corp.'s stock on certain prior testing dates was relatively low. Such value would adversely affect the annual limitation described above.

    ABSENCE OF A PUBLIC MARKET FOR THE NOTES

    Prior to this offering, there has been no public market for the Notes. Neither Northwest nor NWA Corp. intends to apply for listing of the Notes on any securities exchange. The underwriter may assist in resales of the Notes, but it is not required to do so. A secondary market for the Notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your Notes. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

    NEGATIVE NET WORTH

    As of December 31, 1998, our common stockholders' deficit was $476.7 million. Certain investors and lenders will not invest in or lend to, or will limit their investments in or loans to a company with a stockholders' deficit. As a result, our ability to obtain additional financing may be adversely affected.

RISK FACTORS RELATED TO THE AIRLINE INDUSTRY

    INDUSTRY CONDITIONS AND COMPETITION

    The airline industry is highly competitive. Airline profit levels are highly sensitive to adverse changes in fuel costs, average fare levels and passenger demand. Passenger demand and fare levels have historically been influenced by, among other things, the general state of the economy, international events, airline capacity and pricing actions taken by other airlines. For example, from 1990 to 1993, the weak U.S. economy, turbulent international events and extensive price discounting by carriers resulted in unprecedented losses for U.S. airlines, including us. Since then, the U.S. economy has improved and broadly available, deep price discounting has ceased. We cannot predict the extent to which these industry conditions will continue.

    Northwest's competitors include all the other major domestic airlines, as well as foreign, national, regional and new entrant airlines, some of which have more financial resources or lower cost structures than Northwest. Northwest uses yield inventory management systems to vary the number of discount seats offered on each flight in an effort to maximize revenues while remaining price competitive with lower-cost carriers. These competitors' low-cost fares could affect our operating results.

    In recent years, the major U.S. airlines have formed marketing alliances with other U.S. and foreign airlines. Such alliances generally provide for "code-sharing," frequent flyer program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, which provide an opportunity to increase traffic on that airline's segment of flights connecting with alliance partners. Other major U.S. airlines have alliances or planned alliances that may be more extensive than Northwest's alliances. We cannot predict the extent to which we will be disadvantaged by competing alliances.

    AIRCRAFT FUEL

    Because fuel costs are a significant portion of our operating costs (11.9% for 1998), significant changes in fuel costs would materially affect our operating results. Fuel prices continue to be susceptible to, among other factors, political events, and we cannot control near or longer-term fuel prices. We may experience higher fuel prices or have to curtail scheduled services due to a fuel supply shortage that may result from a disruption of oil imports or other events. A one cent change in the cost of a gallon of fuel (based on 1998 consumption) would impact our operating expenses by approximately $1.6 million per month. Changes in fuel prices may have a greater impact on Northwest than some of its competitors because of the composition of its fleet.

    REGULATORY MATTERS

    Airlines are subject to extensive regulatory requirements. In the last several years, the FAA has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines. We expect to continue to incur expenditures to comply with the FAA's noise and aging aircraft regulations.

    Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. Congress and the Department of Transportation ("DOT") have also proposed the regulation of airlines' actions taken in response to their competitors' activities. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time, or because appropriate slots or facilities may not be available. We cannot assure you that laws or regulations enacted in the future will not adversely affect us.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of the Notes for general corporate purposes.

                                 CAPITALIZATION

    The following table sets forth the capitalization of NWA Corp. on a consolidated basis at December 31, 1998. The table should be read in conjunction with NWA Corp.'s consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. See "Incorporation of Certain Documents by Reference."

                                                                                              AT DECEMBER 31, 1998
                                                                                              --------------------
                                                                                                 (IN MILLIONS)
                                                                                              --------------------
Cash, cash equivalents and unrestricted short-term investments..............................       $    480.0
                                                                                                     --------
                                                                                                     --------
Short-term debt:
  Short-term borrowings.....................................................................       $      8.9
  Current maturities of long-term debt......................................................            319.2
  Current obligations under capital leases..................................................             57.6
                                                                                                     --------
      Total short-term debt.................................................................       $    385.7
                                                                                                     --------
                                                                                                     --------
Long-term debt and capital lease obligations:
  Revolving credit facilities...............................................................       $    824.8
  Equipment pledge notes....................................................................            341.1
  Secured notes due through 2009............................................................            348.9
  Sale-leaseback financing obligations......................................................            223.0
  Unsecured notes due 2004 through 2008.....................................................            648.9
  NWA Trust No. 1 Notes.....................................................................            179.6
  NWA Trust No. 2 Notes.....................................................................            251.3
  Long-term obligations under capital leases................................................            597.3
  Term loans................................................................................            160.2
  Secured notes due through 2016............................................................            240.0
  Aircraft notes............................................................................            347.1
  Other.....................................................................................            116.6
                                                                                                     --------
      Total long-term debt and capital lease obligations....................................          4,278.8
                                                                                                     --------
  Mandatorily Redeemable Preferred Security of subsidiary which holds solely non-recourse
    obligation of Northwest.................................................................            564.1
  Series C Preferred Stock, $.01 par value; authorized 25,000,000 shares, 5,622,733 shares
    issued and outstanding..................................................................            260.7
  Common stockholders' equity (deficit):
    Common Stock $.01 par value; 315,000,000 shares authorized; 108,953,764 shares issued...              1.1
  Additional paid-in capital................................................................          1,444.6
  Accumulated deficit.......................................................................           (648.5)
  Accumulated other comprehensive loss......................................................            (68.1)
  Treasury stock; 28,978,351 shares.........................................................         (1,205.8)
                                                                                                     --------
      Total common stockholders' equity (deficit)...........................................           (476.7)
                                                                                                     --------
      Total capitalization..................................................................       $  4,626.9
                                                                                                     --------
                                                                                                     --------

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    REFERENCES BELOW TO THE "ANNUAL REPORT" MEAN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998 INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

    NWA Corp. incurred a net loss of $285.5 million for the year ended December 31, 1998, compared with net income of $596.5 in 1997. Loss per share was $3.48 in 1998 compared with diluted earnings per share of $5.21 in 1997. An operating loss of $191.4 million was reported in 1998 compared to operating income of $1.16 billion in 1997.

    The year ended December 31, 1998 was affected by labor-related disruptions which included the pilots' strike. Because of these events, year-over-year comparisons are not a useful measure of the underlying operating and financial performance of the Company. However, for continuity of reporting and as a measure of the impact of the labor disruptions, the traditional comparisons are presented herein. The Company estimates the cost of the labor disruptions in lost revenue and incremental expenses to be approximately $1.04 billion on a pre-tax basis for the year ended December 31, 1998.

    Northwest is the principal indirect operating subsidiary of NWA Corp., accounting for more than 95% of the Company's 1998 consolidated operating revenues and expenses. The Company's operating results are significantly impacted by both general and industry economic environments. Small fluctuations in revenue per available seat mile ("RASM") and cost per available seat mile ("CASM") can have significant impacts on the Company's profitability. The Company acquired Express Airlines I, Inc. ("Express") on April 1, 1997; the operating results of Express are included in the consolidated financial statements in the Annual Report commencing on that date.

RESULTS OF OPERATIONS--1998 COMPARED TO 1997

    OPERATING REVENUES

    Operating revenues were $9.04 billion, a decrease of $1.18 billion (11.5%). Operating revenue per total service available seat mile ("ASM") decreased 6.6%. System passenger revenue decreased $1.22 billion (13.8%) primarily attributable to a decrease in scheduled service ASMs and a decrease in passenger RASM due to the labor disruptions. The decrease in RASM was also a result of a weaker Asian economic environment and weaker foreign currency exchange rates. Passenger revenue included $93.6 million and $100.1 million of Express revenues for the years ended December 31, 1998 and 1997, respectively.

    The following analysis by market is based on information reported to the DOT and excludes Express:

                                                         SYSTEM    DOMESTIC         PACIFIC            ATLANTIC
                                                         --   --------------     --------------         -------
1998
  Passenger revenue (in millions)......................  $7,512.9   $   5,190.1    $    1,619.9         $     702.9
INCREASE/(DECREASE) FROM 1997:
  Passenger revenue (in millions)......................  $(1,209.1) $    (691.8)   $     (573.1)        $      55.8
    Percent............................................  (13.9)%         (11.8)%          (26.1)%              8.6%
  Scheduled service ASMs (capacity)....................  (5.8)%           (6.3)%          (12.1)%              22.2%
  Passenger RASM.......................................  (8.6)%           (5.8)%          (15.9)%             (11.1)%
  Yield................................................  (7.0)%           (5.4)%          (13.4)%              (5.4)%
 Passenger load factor................................   (1.2)  pts.       (.3) pts.       (2.2) pts.          (5.1) pts.

    Domestic passenger revenue was lower due to decreased capacity and yields resulting from the labor disruptions.

    Pacific passenger revenue decreased due to the labor disruptions, an unfavorable general economic environment in the Pacific and weaker Asian currencies, of which the largest impact was due to the Japanese economy and yen. The average yen per U.S. dollar exchange rate for the year ended December 31, 1998 and 1997 was 133 and 120, respectively, a weakening of the yen of 10.8%. In response to the continued weak Asian economic environment, lower demand and increased competition, the Company reduced capacity in the region during 1998.

    Atlantic passenger revenue increased due to an increase in capacity which resulted primarily from new flying (including service to Mumbai and Delhi, India from Amsterdam) and the initiation of Philadelphia-Amsterdam and Seattle-Amsterdam service and increases in Minneapolis/St. Paul-Amsterdam and Detroit-Amsterdam services, offset by a decrease in RASM as a result of the labor disruptions.

    Cargo revenue decreased $155.9 million (19.7%) due to 14.4% fewer cargo ton miles and a 6.2% decrease in cargo revenue per ton mile due to the labor disruptions, a weaker Asian economic environment and weaker Asian currency exchange rates. Other revenue increased $190.5 million (31.0%) due to increased revenue from KLM Royal Dutch Airlines ("KLM") joint venture alliance settlements and MLT Inc.

    OPERATING EXPENSES

    Operating expenses increased $167.6 million (1.8%). Operating capacity decreased 5.9% to 91.4 billion total service ASMs which contributed to the 6.7% increase in operating expense per total service ASM. Salaries, wages and benefits increased $236.7 million (7.8%) due primarily to an increase in average full-time equivalent employees of 4.0%, retroactive compensation related to collective bargaining agreements and the impact of settled contracts. Aircraft fuel and taxes decreased $296.7 million (21.3%) due to a 17.4% decrease in the average fuel price per gallon from 64.86 cents to 53.60 cents and a 6.0% decrease in fuel gallons consumed as a result of the labor disruptions. Commissions decreased $163.3 million (19.1%) due to lower revenues as a result of the labor disruptions, a lower effective commission rate caused by a shift in revenue mix and changes to the Company's commission structure which began in September 1997. Aircraft maintenance, materials and repairs increased $140.6 million (22.7%) due to higher utilization of outside suppliers as a result of increased scheduled overhauls and timing of check cycles, and decreased employee productivity due to the labor disruptions. Other expenses (the principal components of which include outside services, selling and marketing expenses, passenger food, personnel, advertising and promotional expenses, communication expenses and supplies) increased $239.4 million (12.2%), due primarily to increased business for MLT Inc., claims, advertising and promotions, as well as the accelerated retirement of seven of the Company's oldest Boeing 747 aircraft resulting in a fleet disposition charge of $65.9 million recorded in the fourth quarter. See Note A to the consolidated financial statements in the Annual Report for additional discussion of the fleet disposition charge.

    OTHER INCOME AND EXPENSE

    Interest expense-net increased $78.0 million (33.3%) primarily due to additional borrowings to fund the Company's cash requirements. This level of increase is expected to continue into 1999 due to the higher level of borrowings. The foreign currency loss for the year ended December 31, 1998 was primarily attributable to balance sheet remeasurement of foreign currency-denominated assets and liabilities. Other, net increased primarily due to the sale of an equity investment in GHI Limited.

RESULTS OF OPERATIONS--1997 COMPARED TO 1996

    OPERATING REVENUES

    Operating revenues were $10.23 billion, an improvement of $345.3 million (3.5%). Operating revenue per total service ASM decreased.9%. System passenger revenue increased $223.8 million (2.6%) due to an increase in scheduled service ASMs and the inclusion of Express revenues of $100.1 million. These increases were offset by a decrease in passenger RASM driven by unfavorable foreign currency exchange rates and the reinstatement of federal ticket taxes in March 1997.

    The following analysis by market is based on information reported to the DOT and excludes Express:

                                                        SYSTEM         DOMESTIC           PACIFIC            ATLANTIC
                                                      ----------    --------------     --------------        -------
1997
  Passenger revenue (in millions)...................  $  8,722.0    $      5,881.9     $      2,193.0     $        647.1
INCREASE/(DECREASE) FROM 1996:
  Passenger revenue (in millions)...................  $    123.7    $        165.5     $        (58.4)    $         16.6
    Percent.........................................         1.4%              2.9%               (2.6)%              2.6%
  Scheduled service ASMs (capacity).................         3.2%              2.2%                5.6%               1.7%
  Passenger RASM....................................        (1.7)%              .7%               (7.7)%               .9%
  Yield.............................................        (3.4)%            (2.0)%              (7.4)%             (1.4)%
  Passenger load factor.............................         1.2 pts.           1.8 pts.          (.4) pts.          1.9 pts.

    Domestic passenger revenue increased as a result of an increase in capacity and an increase in RASM. The Company increased frequencies to ten cities and entered six new markets. The increase in RASM was due to an increase in passenger load factor offset by a decrease in yield due to the reinstatement of federal taxes on airline tickets and international departures. The Company benefitted from the absence of ticket taxes for two months in 1997 versus eight months in 1996.

    Pacific passenger revenue decreased due to a decrease in RASM which was partially offset by an increase in capacity related to the initiation of Minneapolis/St. Paul-Osaka service and additional trans-Pacific frequencies, mainly for the Minneapolis/St. Paul-Tokyo service. The decrease in Pacific RASM was primarily due to a decrease in yield, which was largely attributable to a weaker Japanese yen. The average yen per U.S. dollar exchange rate for the year ended December 31, 1997 and 1996 was 120 and 108, respectively, a weakening of the yen of 11.2%. Atlantic passenger revenue increased due to an increase in capacity and an increase in RASM.

    Cargo revenue increased $43.6 million (5.8%) due to a 2.6% increase in cargo revenue per ton mile and 3.0% more cargo ton miles primarily due to the development of a more efficient freighter schedule. The increase in cargo revenue per ton mile was primarily due to increased import sales driven by the continued strength of the U.S. dollar versus Asian currencies. Other revenue increased $77.9 million (14.5%) due to settlements under the joint venture alliance with KLM and increased charter activity.

    OPERATING EXPENSES

    Operating expenses increased $241.9 million (2.7%) compared to the 3.3% capacity increase to 97.1 billion total service ASMs. Operating expense per total service ASM decreased for the first time in four years from 8.78 cents per total service ASM to 8.63 cents, a decrease of 1.7%. Salaries, wages and benefits increased $314.5 million (11.6%) due primarily to the end of the Wage Savings Period as discussed under "Liquidity and Capital Resources--LABOR AGREEMENTS" and an increase in average full-time equivalent employees of 3.3%. The increase in full-time equivalent employees was attributable to the increased flying of 3.3% and increased traffic of 3.7%. Offsetting the increased salaries, wages and benefits expense was $49.2 million in lower pension expense due to a higher pension discount rate applied in 1997 compared to 1996. Aircraft fuel and taxes decreased $3.1 million (.2%) due to a 3.5% decrease in the average fuel price per gallon from 67.21 cents to 64.86 cents offset by an increase of 2.6% in fuel gallons consumed. Commissions decreased $13.2 million (1.5%) primarily due to increased domestic revenue where effective commission rates are lower than those paid internationally and also due to changes in the Company's commission structure beginning in September 1997 which reduced commissions paid from 10% to 8% on tickets purchased in the U.S. or Canada for travel to destinations outside North America. Aircraft maintenance materials and repairs increased $64.2 million (11.5%) due primarily to $19.1 million (3.4%) related to Express and an increased number of scheduled airframe and engine overhauls in accordance with the Company's maintenance program. The Company contracted for some of its additional maintenance work with outside suppliers, resulting in labor costs that would normally be classified as salaries and wages being included in maintenance materials and repairs expense. Other expenses increased $88.7 million (4.7%) due primarily to increased volume and rates for outside services, selling and marketing fees and personnel expenses.

    OTHER INCOME AND EXPENSE

    Interest expense-net decreased $28.4 million (10.8%) primarily due to the retirement of debt prior to scheduled maturity and lower interest rates on debt. The foreign currency gain for the year ended December 31, 1997 was primarily attributable to balance sheet remeasurement of foreign currency-denominated assets and liabilities.

    EXTRAORDINARY ITEM

    The Company repurchased for $78.7 million certain NWA Trust No. 2 aircraft notes in January 1998 pursuant to a tender offer. An extraordinary loss of $9.3 million, net of tax, was recorded in 1997 as 99% of the notes were tendered by December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1998, the Company had cash and cash equivalents of $480 million and borrowing capacity of $1.0 billion under its revolving credit facilities, providing total available liquidity of $1.48 billion.

    Cash flows from operating activities were $88.3 million for 1998, a decrease of $1.52 billion compared with 1997 due primarily to the labor disruptions as well as higher than normal sale proceeds of frequent flyer miles in 1997 of $387.7 million. Cash flows from operating activities were $1.61 billion for 1997 and $1.37 billion for 1996. Net cash used in investing and financing activities during 1998, 1997 and 1996 was $348.7 million, $1.43 billion and $1.66 billion, respectively.

    INVESTING ACTIVITIES

    Investing activities in 1998 consisted primarily of the purchase of 13 Airbus A320 aircraft, ten RJ85 aircraft, and three used DC10 aircraft, costs to commission aircraft before entering revenue service, engine hushkitting, aircraft modifications, deposits on ordered aircraft and ground equipment purchases. On November 20, 1998, NWA Corp. issued 2.6 million shares of common stock and paid $399 million in cash to acquire the beneficial ownership of 8.7 million shares of Class A Common Stock of Continental. The Company funded its investment in Continental with cash from its general working capital. In a related transaction, Northwest and Continental entered into a thirteen-year global strategic commercial alliance that connects the two carriers' networks and includes extensive code-sharing, frequent flyer program reciprocity and other cooperative activities.

    Investing activities in 1997 consisted primarily of costs to commission aircraft before entering revenue service, deposits on ordered aircraft, the refurbishment of DC9 aircraft, engine hushkitting, ground equipment purchases, the acquisition of Express, the purchase off lease of four aircraft and the purchase of eight RJ85 aircraft, one DC10-30 aircraft and three DC9-30 aircraft. Capital expenditures for 1996 pertained primarily to the acquisition of 13 Boeing 757 aircraft, seven DC9-30 aircraft, three DC10-30 aircraft and two 747-200 aircraft; the purchase off lease of 22 aircraft; and the refurbishment of DC9 aircraft.

    FINANCING ACTIVITIES

    Financing activities in 1998 included the Company's repurchase of its remaining Common Stock held by KLM, the issuance of $400 million of unsecured notes, the incurrence of $240 million of debt secured by six Boeing 757 aircraft, the payment of debt and capital lease obligations, and the sale and leaseback of 13 A320 aircraft and four RJ85 aircraft. During the third quarter, in anticipation of potential labor disruptions, the Company borrowed the $2.08 billion available under its credit facilities, and subsequently repaid such borrowings. In October 1998, the Company borrowed $835 million to fund its cash requirements.

    On May 1, 1998, NWA Corp. purchased from KLM the remaining 18.2 million shares of NWA Corp. Common Stock which had been reclassified as redeemable common stock. The Company had previously agreed to repurchase the shares over a three-year period ending in September 2000. The purchase price of $780.4 million was paid with a combination of $336.7 million of cash and three senior unsecured 7.88% notes with principal amounts of $206 million, $137.7 million and $100 million. The Company repaid the first note on September 29, 1998; the remaining two notes are due on September 29, 1999 and 2000, respectively.

    The Company's Credit Agreement was amended in December 1997 to increase its existing revolving credit facility from $500 million to $675 million and to extend the availability period to December 2002. In addition, the facility added a new $175 million 364-day unsecured revolving credit facility due in December 1998. In December 1998, $10.2 million of the $175 million 364-day revolver was converted into a term loan due December 2002. The remaining $164.8 million was renewed for another 364 days; however, to the extent this facility is not renewed for an additional 364-day period, the Company may borrow up to the entire non-renewed portion of the facility and all such borrowings mature in December 2002. In May 1998, the Company provided certain collateral to secure its previously unsecured term loan and revolving credit facilities under the Credit Agreement.

    In May 1998, the Company obtained a secured 364-day $1.0 billion additional revolving credit facility. This revolving credit facility was renewed in February 1999, which extended the expiration date from May 11, 1999 to February 8, 2000 and reduced the amount available from $1.0 billion to $750 million. Interest is calculated at a floating rate based on the London Interbank Offered Rate plus 2.25% with a .5% per annum commitment fee payable on the unused portion of such revolving credit facility.

    In February 1999, the Company completed an offering of $421.2 million of pass through certificates to be used to finance, directly or through leveraged lease arrangements, the acquisition of four new Boeing 747-400 aircraft scheduled for delivery in 1999.

    Financing activities in 1997 pertained primarily to NWA Corp.'s repurchases of its Common Stock and Series A and B Preferred Stock, the issuance of $250 million of unsecured notes, the sale and leaseback of eight RJ85 aircraft and the payment of debt and capital lease obligations. On September 29, 1997, the Company repurchased 6.8 million shares of NWA Corp. Common Stock held by KLM for $273.1 million. Concurrently, all of NWA Corp.'s Series A and B Preferred Stock held by KLM and other holders was repurchased for $251.3 million. Both repurchases were funded using existing cash resources.

    Financing activities in 1996 pertained primarily to the sale and leaseback of seven Boeing 757 aircraft and the payment of debt and capital lease obligations, including prepayments of $180 million. In July 1996, NWA Corp. acquired from KLM 3,691.2 shares of NWA Corp. Series A Preferred Stock and 2,962.8 shares of NWA Corp. Series B Preferred Stock in exchange for $379 million of unsecured promissory notes which were repaid in December 1996.

    See Note D to the consolidated financial statements in the Annual Report for maturities of long-term debt for the five years subsequent to December 31, 1998.

    CAPITAL COMMITMENTS

    The current aircraft delivery schedule provides for the acquisition of 102 aircraft over the next eight years. See Notes K and N to the consolidated financial statements in the Annual Report for additional discussion of aircraft capital commitments. Other capital expenditures, including costs to commission presently owned aircraft that have not yet entered revenue service, but excluding those costs discussed below, are projected to be approximately $250 million in 1999, which the Company anticipates funding primarily with cash from operations.

    The Company has adopted programs to hushkit and modify 173 DC9 aircraft to meet noise and aging aircraft requirements. As of December 31, 1998, the Company hushkitted 130 of these aircraft and plans on completing the remaining aircraft by December 31, 1999 for $68 million. The aging aircraft modifications are expected to aggregate $147 million during the next three years for these aircraft. Capital expenditures for engine hushkits and aging aircraft modifications were $157 million in 1998. The Company has also elected to upgrade aircraft systems and refurbish interiors for the 173 DC9 aircraft. Capital expenditures associated with upgrading systems and interior refurbishment were $31 million in 1998, which completed the interior refurbishment of the DC9 aircraft. Aircraft system upgrade costs are expected to aggregate $27 million during the next three years.

    The Company completed the interior refurbishment of three 747 aircraft and five DC10 aircraft and plans to refurbish the interiors of 25 additional 747 aircraft and 21 additional DC10 aircraft. The program to refurbish the interiors of the Company's international 747 and DC10 aircraft is estimated to aggregate $67 million during the next three years. As of December 31, 1998, the Company hushkitted 10 of its 29 Boeing 727-200 aircraft. Remaining costs are estimated to aggregate approximately $13 million in 1999.

    In February 1999, the Company entered into an agreement to purchase 54 Canadian Regional Jet aircraft, with options to purchase up to 70 additional aircraft. The scheduled delivery for such aircraft is nine in 2000, 22 in 2001, ten in 2002, eight in 2003 and five in 2004. Committed expenditures for these aircraft, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately: $50 million in 1999, $175 million in 2000, $400 million in 2001, $200 million in 2002, $150 million in 2003 and $100 million in 2004. Financing has been arranged for the committed aircraft. The Company has not yet selected the operator of these aircraft.

    WORKING CAPITAL

    The Company operates, like its competitors, with a working capital deficit, which aggregated $1.59 billion at December 31, 1998. The working capital deficit is primarily attributable to the $1.11 billion air traffic liability for advance ticket sales.

    LABOR AGREEMENTS

    The labor cost savings discussed in Note C to the consolidated financial statements in the Annual Report improved the Company's 1993 to 1996 cash flow from operating activities. The Company's 1993 agreements with the employee unions provided that wage scales at the end of the Wage Savings Period snapback to August 1, 1993 levels and snap-up pursuant to formulae based in part on wage rates and wage rate increases at other large U.S. airlines. Consequently, at the end of the Wage Savings Period, salaries and wages increased by approximately $340 million on an annualized basis including $50 million for snap-ups. The Company's labor contract with each of its unions became amendable as each labor cost savings agreement ended in 1996. Contract negotiations began at that time with the unions.

    On August 28, 1998, Northwest ceased its flight operations as a result of a strike by its pilots represented by Air Line Pilots Association, International ("ALPA"). The Northwest Master Executive Council ("Northwest MEC") of ALPA announced the commencement of the strike as a result of the failure to reach agreement with Northwest on the terms of a new collective bargaining agreement. The strike followed the expiration of a 30-day "cooling off" period that began July 30, 1998, when an impasse was declared by the NMB. The cessation of flight operations lasted 18 days. On September 13, 1998, a new four-year agreement was ratified. The agreement provides for lump sum retroactive payments to pilots equal to 3.5% of salaries since October 31, 1996, wage increases of 3% annually through 2001, 2.5 million stock options to be granted over a three year period, elimination of the "B pay scale" over three years, enhanced vacation benefits and a profit sharing plan. The agreement also permits implementation of the Continental alliance.

    On October 28, 1998, the Company and its 15 meteorologists reached and ratified an agreement on a new six-year contract. On October 30, 1998, the 260 members of the Aircraft Technical Support Association, the Company's fourth largest union, ratified a new six-year agreement. On December 1, 1998, the 170 members of the Transport Workers Union ratified a new five-year contract. On December 23, 1998, the Company and its 148 flight kitchen employees represented by the IAM signed a new four-year contract.

    The Company and the IAM reached a tentative agreement in June 1998, which was not ratified by the covered employees, who included mechanics and related employees, clerks, agents, equipment service employees and stock clerks. In November 1998, at a representation election, a majority of the mechanics and related employees elected the Aircraft Mechanics Fraternal Association to be their collective bargaining representative. The IAM is protesting the election and certification of the vote is currently under review by the NMB. The remaining ground employees continue to be represented by the IAM. On February 16, 1999, the IAM ratified a new four-year agreement. The agreement provides for lump sum retroactive payments equal to 3.5% of salaries since October 2, 1996, a 14% wage increase over the duration of the contract and a 50% increase in pension benefits. The Company estimates the increased costs under the six ratified agreements will be approximately $145 million for 1999 based on current levels of employment.

    The Company remains in direct negotiations with the International Brotherhood of Teamsters ("IBT"), which represents its flight attendants. Contract negotiations are being mediated by the NMB. Because the terms of new labor agreements will be determined by collective bargaining, the Company cannot predict the outcome of the negotiations at this time.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

    The risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in the price of fuel, foreign currency exchange rates and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. See Note O to the consolidated financial statements in the Annual Report for accounting policies and additional information.

    AIRCRAFT FUEL

    The Company's earnings are affected by changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, the Company trades and ships fuel and maintains fuel storage facilities to support its flight operations. The Company also manages the price risk of fuel costs primarily utilizing futures contracts traded on regulated exchanges. Market risk is estimated as a hypothetical 10% increase in the December 31, 1998 cost per gallon of fuel based on projected 1999 fuel usage which would result in an increase to aircraft fuel expense of approximately $80 million in 1999, net of gains realized from fuel hedge instruments outstanding at December 31, 1998, compared to an estimated $90 million at December 31, 1997. As of December 31, 1998, the Company had hedged approximately 10% of its 1999 fuel requirements, including 40% of the first quarter, compared to 28% and 63%, respectively, at December 31, 1997.

    FOREIGN CURRENCY

    The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure comes from the Japanese yen. From time to time, the Company uses financial instruments to hedge its exposure to the Japanese yen. The result of a uniform 10% strengthening in the value of the U.S. dollar from December 31, 1998 levels relative to each of the currencies in which the Company's revenues and expenses are denominated would result in a decrease in operating income of approximately $60 million for the year ending December 31, 1999, net of gains realized from yen hedge instruments outstanding at December 31, 1998, compared to an estimated $48 million decrease at December 31, 1997. This is due to the Company's foreign currency-denominated revenues exceeding its foreign currency-denominated expenses. The increase to other income due to the remeasurement of net foreign currency-denominated liabilities and the increase to common stockholders' equity deficit due to the translation of net yen-denominated liabilities resulting from a 10% strengthening in the value of the U.S. dollar is not material for 1998 and 1997. This sensitivity analysis was prepared based upon projected foreign currency-denominated revenues and expenses and foreign currency-denominated assets and liabilities as of December 31, 1998 and 1997.

    In 1998, the Company's yen-denominated revenues exceeded its yen-denominated expenses by approximately 38 billion yen (approximately $286 million) and its yen-denominated liabilities exceeded its yen-denominated assets by an average of
16.4 billion yen ($125 million). In general, each time the yen strengthens (weakens), the Company's operating income is favorably (unfavorably) impacted due to net yen-denominated revenue exceeding expenses and a nonoperating foreign currency loss (gain) is recognized due to the remeasurement of net yen-denominated liabilities. The Company's operating income was negatively impacted by approximately $20 million due to the average yen being weaker in 1998 compared to 1997 and $70 million due to the average yen being weaker in 1997 compared to 1996. The yen to U.S. dollar exchange rate at December 31, 1998, 1997 and 1996 was 113 yen to $1, 131 yen to $1 and 116 yen to $1,
respectively. There was no material impact on 1998 earnings associated with the Japanese yen put options purchased to hedge its 1998 net yen-denominated cash flows. As of December 31, 1998, the Company had entered into forward contracts to hedge approximately 35% of its 1999 yen-denominated ticket sales, which also represents approximately 95% of the Company's excess of yen-denominated revenues over expenses.

    INTEREST

    The Company's earnings are also affected by changes in interest rates due to the impact those changes have on its interest income from cash equivalents and short-term investments and its interest expense from floating rate debt instruments. The Company has mitigated this risk by limiting its floating rate indebtedness to approximately 46% and 47% of long-term debt and capital leases at December 31, 1998 and 1997, respectively. If long-term interest rates average 10% more in 1999 than they did during 1998, the Company's net interest expense would increase by approximately $14 million, compared to an estimated $7 million for 1998 measured at December 31, 1997. If short-term interest rates average 10% more in 1999 than they did during 1998, the Company's interest income from cash equivalents and short-term investments would increase by approximately $3 million compared to an estimated $7 million for 1998 measured at December 31, 1997. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's floating rate indebtedness, cash equivalent and short-term investment balances at December 31, 1998.

    Market risk for fixed-rate indebtedness is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to approximately $50 million during 1999, compared to an estimated $45 million for 1998 measured at December 31, 1997 for 1998. The fair values of the Company's indebtedness were estimated using quoted market prices or discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

OTHER INFORMATION

    INCOME TAXES

    Sections 382 and 383 of the Code, and Treasury regulations limit the amounts of NOLs, AMTNOLs and credits that can be used to offset taxable income (or used as a credit) in any single tax year if the corporation experiences more than a 50% ownership change, as defined therein, over a three-year testing period ending on the testing date. See Note J to the consolidated financial statements in the Annual Report for information regarding income taxes and NOLs, AMTNOLs and credits.

    Management believes that an offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred before that time. If such an ownership change did occur as a result of the offering, management believes that, even as limited by the Code, the Company would use the NOLs, AMTNOLs and credits significantly earlier than their expiration, and the annual limitation would not adversely impact the Company. However, if the IRS were to successfully assert that an ownership change had occurred on any date prior to November 1995 (including August 1, 1993 when the Company entered into labor agreements that provided stock for labor cost savings), the Company's ability to use its NOLs, AMTNOLs and credits would be significantly impaired because the value of NWA Corp's stock on certain prior testing dates was relatively low. Such value would adversely affect the annual limitation.

    YEAR 2000 READINESS

    The Year 2000 issue is the result of computer programs being written using two digits to identify the applicable year and not taking into account the change in century that will occur in the year 2000. As a result, such systems may fail completely or create erroneous results when the year 2000 is defined by the system as "00." The Company uses a significant number of information technology ("IT") and non-IT ("embedded operating systems") systems that are essential to its operations. As a result, the Company implemented a Year 2000 project to modify its computer systems to function properly in 2000 and in the years after that. The Year 2000 project is being coordinated through a senior-level task force that reports periodically to senior management and the Board of Directors.

    The Company is also reviewing the Year 2000 readiness of third parties with whom the Company's systems interface and exchange data or upon whom the Company's business depends and is coordinating efforts with these outside third parties to minimize the extent to which its business will be vulnerable to such third parties' failure to remediate their own Year 2000 issues. The Company's business is also dependent upon U.S. and foreign governmental agencies and certain governmental organizations or entities, which provide essential aviation industry infrastructure, such as the FAA. There can be no assurance that the systems of such third parties on which the Company's business relies (including those of the FAA) will be modified on a timely basis. As part of this review, the Company is actively involved in airline industry Year 2000 review efforts led by the Air Transport Association and the International Air Transport Association. The Company's business, financial condition or results of operations could be materially adversely affected by the failure of its systems or equipment to operate properly beyond 1999, or failure of those operated by other parties such as the air traffic control and related systems of the FAA and international aviation and local airport authorities.

    The five phases of the Company's Year 2000 project used for identifying and modifying the various programs and systems include inventory, assessment, conversion, testing and implementation. The Company has completed all phases for 91% of its internal IT systems and anticipates completion of the remaining systems in the first quarter of 1999. The Company is approximately 80% completed with the assessment phase of the impact of Year 2000 on its non-IT systems and third party relationships, which is expected to be completed in the second quarter of 1999 with all phases anticipated to be completed in 1999. To some extent, the Company's readiness in this area is dependent on the readiness of third parties.

    As a precautionary measure, the Company is also developing entity-wide contingency plans designed to allow continued operation in the event of failure of the Company's or third parties' systems. Contingency plans are expected to be in place by the end of the second quarter of 1999 and are expected to be executed as necessary.

    The Company has spent $25 million of its initial estimated cost of $55 million, of which $15 million has been spent and expensed during 1998. The Company now estimates that the total project costs will be somewhat less than the estimated $55 million. The costs associated with the Year 2000 project are being funded through cash from operations and are not expected to have a material effect on the Company's business, financial condition or results from operations. Maintenance or modification costs associated with making existing computer systems Year 2000 compliant will be expensed as incurred. A majority of the estimated total Year 2000 compliance cost has been funded by reallocating existing resources rather than incurring incremental costs.

    The costs of the Company's Year 2000 project and the date on which the Company believes it will be completed are based on management's best estimates and include assumptions regarding third party modification plans. However, in particular due to the potential impact of third party modification plans, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

    This section captioned "Year 2000 Readiness" is a "Year 2000 Readiness Disclosure" as defined in section 3(9) of the "Year 2000 Information and Readiness Disclosure Act," (Public Law 105-271), enacted in October 1998.

    THE EURO

    Effective January 1, 1999, certain European countries adopted a common currency, the "euro." Full conversion to the euro is scheduled to be completed by July 1, 2002. The Company has developed a plan to modify the Company's operating systems to properly handle the euro through the full conversion. Costs associated with the euro project were accounted for in accordance with the existing accounting policies and funded through cash from operations. Management does not believe the implementation of this single currency plan will have a material effect on the Company's business, financial condition or results from operations.

    U.S. TRANSPORTATION TAXES

    The United States passenger ticket tax and other transportation taxes, which were reinstated in the first quarter of 1997, expired on September 30, 1997. The Taxpayer Relief Act enacted by Congress revised transportation taxes and instituted new taxes for tickets for travel from October 1, 1997 to December 31, 2007. Over a five-year period on a sliding scale, the passenger ticket tax will be reduced from 10 percent to 7.5 percent and a $3 per passenger segment fee will be phased in. The fee for international arrivals and departures was increased from $6 per departure to $12 for each arrival and departure. The departure tax on travel between the U.S. 48 states and Alaska or Hawaii remained at $6. Additionally, a 7.5 percent tax was added on the purchase of frequent flyer miles.

    DETROIT MIDFIELD TERMINAL

    In October 1996, the Company and Wayne County, Michigan (the "County") entered into an agreement pursuant to which, subject to the satisfaction of certain conditions set forth in the agreement, the Company will manage and supervise the design and construction of a $1.08 billion terminal at Detroit Metropolitan Wayne County Airport. The new terminal is scheduled to be completed in 2001 and has been funded by the County's issuance of airport revenue bonds payable primarily from future passenger facility charges and federal and State of Michigan grants. The Company and the County have entered into agreements pursuant to which the Company will lease space in the new terminal for a term of 30 years from the date the terminal opens.

    REGULATION

    In April 1998, the DOT issued proposed competition guidelines, which would severely limit major carriers' ability to compete with new entrant carriers. In addition, the Department of Justice is investigating competition at major hub airports. The outcomes of the DOT guidelines and the investigations are unknown. However, to the extent that restrictions are imposed upon Northwest's ability to respond to competition, Northwest's business may be adversely impacted.

    NEW ACCOUNTING STANDARDS

    See Note A to the consolidated financial statements in the Annual Report for recent accounting standards.

    FORWARD-LOOKING STATEMENTS

    Certain statements made throughout the Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking and are based upon information available to the Company on the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These statements deal with the Company's expectations about the future and are subject to a number of factors that could cause actual results to differ materially from the Company's expectations.

    It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook of an airline operating in the global economy. Some factors that could significantly impact expected capacity, load factors, revenues, expenses and cash flows include the airline pricing environment, fuel costs, labor negotiations both at the Company and other carriers, low-fare carrier expansion, capacity decisions of other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuation, inflation, the general economic environment in the U.S. and other regions of the world and other factors discussed herein.

                                  THE COMPANY

    NWA Corp. is the indirect parent corporation of Northwest. Northwest operates the world's fourth largest airline (as measured by 1997 RPMs) and is engaged in the business of transporting passengers and cargo. Northwest's business focuses on the development of a global airline network through its strategic assets that include:

    - domestic hubs at Detroit, Minneapolis/St. Paul and Memphis;

    - an extensive Pacific route system with hubs at Tokyo and Osaka;

    - a trans-Atlantic alliance with KLM that operates through a hub in Amsterdam; and

    - a global alliance with Continental.

    The Company's principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121; its mailing address is 5101 Northwest Drive, St. Paul, Minnesota 55111-3034 and its telephone number is (612) 726-2111.

RECENT ALLIANCE DEVELOPMENTS

    On November 20, 1998, NWA Corp. issued 2.6 million shares of common stock and paid $399 million in cash to acquire the beneficial ownership of 8.7 million shares of Class A Common Stock of Continental. These shares represent 13.5% of Continental's common stock and, together with additional Continental shares for which NWA Corp. holds a limited voting proxy, 50.3% of its fully-diluted voting power as of December 31, 1998. Under its agreements with Continental, the Company's voting rights are limited for ten years.

    In a related transaction, Northwest and Continental have entered into a thirteen-year global strategic commercial alliance that connects the two carriers' networks and includes extensive code-sharing, frequent flyer program reciprocity and other cooperative activities. The airlines will continue operating their two networks, which overlap on only seven routes, under separate identities. The combined network will result in a domestic presence comparable to that of either United Air Lines, Inc. or American Airlines, Inc. (based on 1998 ASMs), provide Northwest access to Latin America and increase its Pacific presence.

    In December 1998, Northwest and Continental began implementing their alliance. Since then they have initiated code-sharing to several points in Asia and to many domestic cities. Northwest anticipates that it will add additional code-sharing with Continental in 1999; however, further international code-sharing is subject to certain regulatory approvals. Through increased domestic and international connections, Northwest anticipates increasing its market share and enhancing its revenue. Other joint activities anticipated to be implemented include airport facility coordination, joint purchasing, certain coordinated sales programs, and the inclusion of Continental in Northwest's trans-Atlantic joint venture alliance with KLM. Through combined purchasing power and increased efficiencies in airport operations, Northwest also anticipates reducing its operating costs.

    In November 1998, KLM and Alitalia announced a strategic commercial alliance and began code-sharing. KLM and Alitalia have stated that they expect to develop a European multi-hub network based in Amsterdam, Rome and Milan. Continental and Alitalia currently code-share between the U.S. and Italy and Northwest anticipates that Alitalia will also join the Northwest/KLM trans-Atlantic joint venture alliance, subject to regulatory approvals. If consummated, the addition of Alitalia and Continental to the Northwest/KLM trans-Atlantic joint venture alliance would create a combination comparable in scale and scope to other global alliances, resulting in over a 15% trans-Atlantic share (based on 1998
ASMs) with service to 48 countries.

OPERATIONS AND ROUTE NETWORK

    Northwest operates substantial domestic and international route networks and directly serves more than 150 cities in 21 countries in North America, Asia and Europe. Northwest had more than 50.5 million enplanements and flew over 66.7 billion RPMs in 1998. Northwest began operations in 1926.

    Northwest has expanded its network and provides greater service to its customers through the use of domestic and international alliances and code-share agreements with other airlines. Code-sharing is an agreement under which an airline's flights can be marketed under the two-letter designator code of another airline. By coordinating flight schedules, product development and marketing, Northwest and its alliance partners provide a global network to over 500 cities and 90 countries in the U.S., Canada, Asia, India, the South Pacific, Mexico and the Caribbean, Europe, the Middle East, Africa and Latin America.

    DOMESTIC SYSTEM

    Northwest's domestic route system serves 46 states in the U.S., the District of Columbia, Mexico, Canada and the Caribbean. Northwest operates its domestic system through its hubs at Detroit, Minneapolis/St. Paul and Memphis. The hub system gathers passengers from the hub and cities surrounding the hub and provides more frequent local and connecting service than if each route were served on a nonstop point-to-point basis. As part of its alliance with Continental, Northwest's passengers will be able to connect through Continental's hubs in Newark, Houston and Cleveland to additional cities not previously served by Northwest.

    Northwest's hubs provide connections to feed traffic into its ten gateway cities for international service. Northwest operates international flights from its Detroit and Minneapolis/St. Paul hubs as well as from Anchorage, Boston, Honolulu, Las Vegas, Los Angeles, New York, Philadelphia, San Francisco, Seattle and Washington D.C. In addition, KLM operates flights to Amsterdam from Memphis, Atlanta, Chicago and Houston.

    Northwest has exclusive marketing agreements with two regional carriers:
Mesaba Aviation, Inc. ("Mesaba") and Express, a wholly-owned indirect subsidiary of NWA Corp. Under these agreements, these regional carriers operate their flights under the Northwest "NW" code and are identified as Northwest Airlink carriers. The primary purpose of these marketing agreements is to provide more frequent service to small cities, which increases connecting traffic at our hubs. Currently these carriers exclusively serve 77 airports.

    DETROIT. Northwest and Mesaba together serve over 130 cities from Detroit. For the 12 months ended June 30, 1998, Northwest and Mesaba enplaned 66% of originating passengers from this hub, while the next largest competitor enplaned 5%. Detroit, which is the sixth largest origination/destination hub in the U.S., is Northwest's largest international gateway from the continental U.S., offering nonstop flights to 17 foreign cities, including 20 nonstop flights to Japan per week.

    MINNEAPOLIS/ST. PAUL. Northwest and Mesaba together serve over 140 cities from Minneapolis/St. Paul. For the 12 months ended June 30, 1998, Northwest and Mesaba enplaned 73% of originating passengers from this hub, while the next largest competitor enplaned 5%. Minneapolis/St. Paul is the eleventh largest origination/destination hub in the U.S.

    MEMPHIS. Northwest and Express together serve over 80 cities from Memphis. For the 12 months ended June 30, 1998, Northwest enplaned 56% of originating jet passengers from this hub, while the next largest competitor enplaned 23%. Mesaba began serving this hub in March 1999 with regional jet service.

    Northwest has additional marketing agreements with Alaska Airlines, Horizon Air, Trans States Airlines, Inc., and America West Airlines, Inc. for code-sharing on some of these carriers' routes in the western U.S. The primary purpose of the arrangements with these airlines is to provide increased connections between Northwest's route network and their route networks to generate increased traffic into Northwest's domestic system and international gateways to the Pacific.

    Northwest, together with Mesaba, currently operates service to seven cities in Mexico, 12 cities in Canada and five cities in the Caribbean. Through its alliance with Continental, Northwest will be able to provide substantial connecting service to Mexico and Central America, as Continental is one of the leading airlines providing service to the region, serving more destinations there than any other U.S. airline.

    INTERNATIONAL SYSTEM

    Northwest has a comprehensive route network to the Pacific, providing extensive service to Japan and China and also serves destinations to Europe and India. The Company has joint marketing alliances and code-share agreements with other foreign carriers that allow it to expand its service and enter additional markets with minimal capital outlay. Northwest operates its international routes under route certificates issued by the DOT. Substantial portions of Northwest's Pacific route certificates are permanent and do not require renewal by the DOT. Certain other international route certificates are temporary and subject to periodic renewal by the DOT. Northwest requests extensions of these certificates when and as appropriate. The DOT typically renews temporary authorities on routes where the authorized carrier is providing a reasonable level of service.

    PACIFIC. Northwest has served the Pacific market since 1947 and has one of the world's largest Pacific route networks, with over 470 weekly flights. Northwest's Pacific operations are concentrated at its Tokyo hub. Northwest has the largest slot portfolio of any non-Japanese airline at Tokyo's slot-constrained Narita International Airport, with 316 weekly takeoff and landing slots. Northwest uses its route certificate and slot portfolio to operate a network linking eight U.S. gateways and ten Asian and Micronesian destinations via Tokyo. Northwest has also developed a hub at Osaka's Kansai airport, where it holds 108 takeoff and landing slots. Northwest currently operates 42 weekly departures from Osaka, which includes service between four U.S. gateways and three Asian destinations.

    Northwest provides passenger service between various points in the U.S. and Japan and operates flights between Japan and Korea, Taiwan, the Philippines, Thailand, Singapore, Northern Mariana Islands, and China, including Hong Kong. Northwest's Japan presence results from the 1952 U.S.-Japan bilateral aviation agreement, as amended, which establishes rights to carry traffic between Japan and the U.S. and extensive "fifth freedom" rights between Japan and India, the South Pacific and other Asian destinations. "Fifth freedom" rights allow Northwest to operate service from any gateway in Japan to points beyond Japan and carry Japanese originating passengers. Northwest and United are the only U.S. passenger carriers that have "fifth freedom" rights from Japan. On March 14, 1998, the U.S. and Japan expanded their aviation agreement. Primary benefits of the new agreement for Northwest included unlimited rights and frequencies to operate between any point in the U.S. and Japan and the ability to code-share with Japanese carriers. The agreement confirmed and expanded Northwest's "fifth freedom" rights and the U.S. received assurances that Northwest will retain all its weekly takeoff and landing slots at Tokyo and Osaka and will have access to new slots as they become available. In 1998, the Company added nonstop service between Detroit and Nagoya, Las Vegas and Tokyo, Anchorage and Tokyo, and Nagoya and Manila. In 1999, Northwest began nonstop service between Kaohsiuing, Taiwan and Osaka and Kuala Lumpur, Malaysia and Osaka.

    Northwest continues to expand its Pacific presence through additional alliances. Northwest is currently implementing an alliance with Japan Air System, which has approximately 25% of Japan's domestic traffic. The alliance includes coordinated flight connections, traffic servicing and reciprocal frequent flyer programs and is expected to include code-sharing and other cooperative activities. Northwest also has code-sharing and marketing agreements with Hawaiian Airlines and Pacific Island Aviation.

    In October 1998, the Company began code-sharing with Air China as part of a minimum four-year alliance entered into in May 1998. The alliance connects the two carriers' networks and also includes frequent flyer program reciprocity and joint marketing. At the end of 1998, Northwest and Air China provided 17 flights each week between the U.S. and China, including four Northwest nonstop flights between Detroit and Beijing. This is the only regularly scheduled nonstop service between the U.S. and China's capital operated by a U.S. carrier. Northwest alliance partners, Alaska Airlines, America West Airlines and Continental, have entered into alliance agreements with Air China and Northwest and its partners collectively provide the most nonstop and one-stop service between the U.S. and China.

    On February 2, 1999, Northwest and Malaysia Airlines entered into a Memorandum of Understanding ("MOU") designed to lead to an operational and marketing alliance. The MOU provides for coordinated flight connections, code-sharing, frequent flyer program reciprocity and other coordinated activities.

    ATLANTIC. Northwest provides passenger service from seven U.S. gateway cities to Amsterdam, Paris, Frankfurt and London (Gatwick) with 70 weekly nonstop flights. Northwest also provides service to Mumbai and Delhi, India from Amsterdam. Daily nonstop service from Minneapolis/St. Paul to Oslo, Norway is scheduled to begin on May 1, 1999 and from Minneapolis/St. Paul to Amsterdam in April 1999. An additional seasonal daily nonstop flight from Detroit to Amsterdam is planned to be added in June 1999.

    Northwest and KLM presently operate their trans-Atlantic flights pursuant to a commercial and operational joint venture alliance. Northwest and KLM have expanded their trans-Atlantic presence by operating joint service between 13 U.S. cities and Amsterdam, KLM's hub airport. Code-sharing between Northwest and KLM has been implemented on flights to 61 European, eight Middle Eastern, seven African, three Asian and over 185 U.S. cities. The Northwest/KLM alliance benefits from antitrust immunity that facilitates coordinated pricing, scheduling, product development and marketing.

    In September 1997, Northwest and KLM expanded their alliance for a minimum term of 13 years and expanded their areas of cooperation to include services between Europe and Canada, India and Mexico. In addition, the two companies plan to increase the level of cooperation between their respective cargo divisions and will explore extending their alliance to include additional partners and to further develop strategies for joint marketing and product development. In February 1998, a leading aviation trade magazine, AIR TRANSPORT WORLD, awarded its "1997 Airline of the Year" honor to the Northwest/KLM alliance.

    In November 1998, KLM and Alitalia entered into a strategic commercial alliance and began code-sharing. KLM and Alitalia have stated that they expect to develop a European multi-hub network based in Amsterdam, Rome and Milan. Alitalia is expected to join the Northwest/KLM trans-Atlantic joint venture alliance, subject to regulatory approvals.

    To further enhance Northwest's service in Europe, India, and Southeast Asia, Northwest also has marketing agreements with Eurowings, Braathens, KLM uk, KLM exel, Jet Airways Private Ltd., Kenya Airways, and Garuda Indonesia. KLM has similar agreements with Air Engiadina of Switzerland and Regionale Air of France, and Northwest expects to enter into similar agreements with these two airlines. Northwest has a marketing agreement with Business Express Airlines for code-sharing in the Boston area to feed its trans-Atlantic and domestic route network.

    In September 1992, the U.S. and the Netherlands entered into an "open-skies" bilateral aviation treaty which authorizes the airlines of each country to provide international air transportation between any U.S.-Netherlands city pair and to operate connecting service to destinations in other countries. Based primarily on the open-entry market created by this treaty and the limited competitive overlap between route systems, Northwest and KLM petitioned the DOT for joint immunity from the U.S. antitrust laws and, under conditions imposed by the DOT, were granted such immunity in January 1993. Northwest and KLM re-submitted their alliance agreement to the DOT in January 1998. The European Commission ("EC") has commenced a review of all trans-Atlantic airline alliances, including Northwest/KLM. The EC is considering imposing certain regulatory conditions that may restrict the areas of permissible cooperation.

    LATIN AMERICA. Through the Company's alliance with Continental, Northwest will increase its Latin America presence. Continental flies to eight cities in South America and offers additional connecting service through alliances with foreign carriers. Northwest expects to implement code-sharing in Latin America with Continental in 1999.

    CARGO

    Northwest, utilizing eight Boeing 747 freighter aircraft, is the world's tenth largest cargo air carrier (based on 1997 freight ton miles). Northwest is one of only two U.S. passenger airlines to operate a dedicated all-cargo freighter fleet. Cargo accounts for 7% of the Company's operating revenues, and the majority of its cargo revenues originate in or are destined for Asia. Through its Tokyo and Anchorage cargo hubs, Northwest serves most major airfreight markets between the U.S. and the Pacific.

                              DESCRIPTION OF NOTES

    The following description of the Notes (referred to in the accompanying prospectus as "Senior Debt Securities") supplements the more general description of the Senior Debt Securities that appears in the accompanying prospectus. You should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls. The following summary of certain terms of the Notes and the Indenture (as defined below) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the closing of the offering of the Notes. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section.

    GENERAL

    The 8.52% Notes due 2004 (the "Notes") offered hereby are a series of Senior Debt Securities described in the accompanying Prospectus.

    The Notes will be general unsecured obligations of Northwest. The Notes will mature on April 7, 2004 and will be limited to an aggregate principal amount of $200,000,000, although the Indenture provides that additional Senior Debt Securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Northwest's Board of Directors. The Notes will bear interest at the rates per annum shown on the cover of this prospectus supplement from April 7, 1999 or from the most recent Interest Payment Date to which interest has been paid or provided for. Interest will be payable semiannually on April 7 and October 7 of each year, commencing October 7, 1999, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on March 21 and September 21, as the case may be, next preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

    The Notes will be issued under an Indenture (the "Original Indenture") dated as of March 1, 1997, among Northwest, as issuer, Old NWA Corp., as guarantor, and State Street Bank and Trust Company, as trustee (the "Trustee"), as supplemented by a Supplemental Indenture dated as of November 20, 1998 among Northwest, NWA Corp. and Old NWA Corp., and the Trustee and by a Second Supplemental Indenture dated as of February 25, 1999 among Northwest, NWA Corp. and Old NWA Corp., and the Trustee (the Original Indenture, as supplemented, the "Indenture"). In the accompanying prospectus, we refer to the Original Indenture as the "Senior Indenture."

    The Notes will be fully and unconditionally guaranteed on an unsecured basis by NWA Corp., which Parent Guaranty shall rank equally with all future unsecured and unsubordinated indebtedness of NWA Corp. and senior in right of payment to all subordinated indebtedness of NWA Corp.

    The Notes will be represented by one or more permanent global Notes registered in the name of The Depository Trust Company ("DTC") or its nominee, as described below. As discussed below, payment of principal of, and interest on, Notes represented by one or more permanent global Notes registered in the name of or held by DTC or its nominee, as the case may be, will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such permanent global Note or Notes. See below under "Global Notes."

    OPTIONAL REDEMPTION

    The Notes will be redeemable prior to maturity, at the option of Northwest, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of

Notes to be redeemed at the holder's address appearing in the Register (as defined in the Indenture), at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (as defined in the Indenture) (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium (as defined below), if any (the "redemption price"). In no event will the redemption price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

    The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

    (i) the sum of the present values, calculated as of the Redemption Date, of:

       (A) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

       (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

    over

    (ii) the principal amount of the Note (or portion thereof) being redeemed plus accrued and unpaid interest to the date of determination.

    The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 37.5 basis points.

    The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by Northwest; provided, that if Northwest fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Credit Suisse First Boston Corporation or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

    For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

    The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United

States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

    If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

    The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

    GLOBAL NOTES

    The Notes will be issued in whole or in part in the form of one or more global Notes (each, a "Global Note") deposited with, or on behalf of, DTC and registered in the name of the nominee of DTC and registered in the name of a nominee of DTC. Except under the limited circumstances described in the prospectus under "Description of Debt Securities--Global Debt Securities," owners of beneficial interests in Global Notes will not be entitled to physical delivery of Notes in certificated form. Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor. A further description of DTC's procedures with respect to the Global Notes is set forth in the prospectus under "Description of Debt Securities--Global Debt Securities." It is anticipated that DTC will confirm to Northwest, NWA Corp., the underwriter and the Trustee that it intends to follow such procedures.

    It is anticipated that DTC will advise Northwest and the underwriter as follows. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the underwriter), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    DTC's management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    According to DTC, the foregoing information with respect to Year 2000 problems has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

    The information in this section regarding DTC and its book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy of this information. In addition, we have no responsibility for the performance by DTC or its participants of their obligations as described here or under the rules and procedures governing these obligations.

    SAME DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the underwriter in immediately available funds. All payments of principal and interest will be made by Northwest in immediately available funds.

        CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. PERSONS

    The following is a summary of certain U.S. federal income tax considerations for beneficial owners of the Notes that are "non-U.S. persons" under the Code. Under the Code, a "non-U.S. person" means a person that is not any of the following:

    - a citizen or resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

    - a trust which is either subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

    This summary is based on current law which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company"). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

    YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF THE NOTES, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. FEDERAL WITHHOLDING TAX

    The 30% U.S. federal withholding tax will not apply to any payment of principal or interest (including original issue discount) on the Notes provided that:

    - you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the U.S. Treasury Regulations;

    - you are not a controlled foreign corporation that is related to us through stock ownership;

    - you are not a bank whose receipt of interest on the Notes is described in the Code; and

    - (a) you provide your name and address on an IRS Form W-8, and certify, under penalty of perjury, that you are not a U.S. person or (b) a financial institution holding the Notes on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8 from the beneficial owner and provides us with a copy.

    If you cannot satisfy the requirements described above, payments of premium and interest (including original issue discount) made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form 1001 claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 stating that interest paid on the
Note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

    The 30% U.S. federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, retirement or other disposition of the Note.

U.S. FEDERAL ESTATE TAX

    Your estate will not be subject to U.S. federal estate tax on the Notes beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury Regulations) and (2) interest on that Note would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. FEDERAL INCOME TAX

    If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business (although exempt from the 30% withholding tax), you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on the Notes will be included in earnings and profits.

    Any gain or income realized on the disposition of a Note generally will not be subject to U.S. federal income tax unless:

    - that gain or income is effectively connected with the conduct of a trade or business in the United States by you;

    - you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

    - to the extent the gain is considered accrued but unpaid interest on the Note, the requirements described above are not satisfied.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, you will not be required to provide information reporting and backup withholding regarding payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

    In addition, you will not be required to pay backup withholding and provide information reporting regarding the proceeds of the sale of a Note within the United States or conducted through certain U.S.-related financial intermediaries if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

    U.S. Treasury Regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 1999. In general, the new U.S. Treasury Regulations would not significantly alter the present rules discussed above, except in certain special situations.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated April 1, 1999, Northwest and NWA Corp. have agreed to sell to Credit Suisse First Boston Corporation all of the Notes.

    The underwriter will offer the Notes for sale from time to time in one or more transactions, which may include block transactions, in negotiated transactions or otherwise, or a combination of both methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter may do so by selling the Notes to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the Notes for whom they may act as agents. In connection with the sale of the Notes, the underwriter may be deemed to have received compensation from Northwest in the form of underwriting discounts, and the underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The underwriter and any broker/dealers that participate with the underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

    The underwriter is purchasing the Notes from Northwest at 98.587% of the principal amount per Note, which represents $197,174,000 aggregate proceeds to Northwest before it deducts its out-of-pocket expenses of approximately $280,000. The underwriting agreement provides that the underwriter is obligated to purchase all of the Notes if any are purchased.

    The Notes are a new issue of securities with no established trading market. The underwriter intends to make a secondary market for the Notes. However, it is not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be.

    Northwest and NWA Corp. have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments which the underwriter may be required to make in respect thereof.

    The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

    In the ordinary course of their respective businesses, the underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with Northwest, NWA Corp. or their affiliates. An affiliate of the Underwriter is a lender under the Company's credit facilities.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that Northwest and NWA Corp. prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIVES OF PURCHASERS

    Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to Northwest and NWA Corp. and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission of rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's and the guarantor's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer, the guarantor or such persons. All or a substantial portion of the assets of the issuer, the guarantor and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer, the guarantor or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer, guarantor or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Notes to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to a British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Northwest. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of Notes should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

    The validity of the Notes offered hereby will be passed upon for NWA Corp. and Northwest by Simpson Thacher & Bartlett, New York, New York and for the underwriter by Shearman & Sterling, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett will rely as to matters of Minnesota law on an opinion from the Office of the General Counsel of NWA Corp. and Northwest.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited NWA Corp.'s consolidated financial statements and schedule included in NWA Corp.'s Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated in the accompanying prospectus and this prospectus supplement by reference. NWA Corp.'s consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

PROSPECTUS
                                 $1,500,000,000

                            NORTHWEST AIRLINES, INC.

            DEBT SECURITIES AND WARRANTS TO PURCHASE DEBT SECURITIES
                                 -------------
 PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST FULLY AND UNCONDITIONALLY
                                 GUARANTEED BY

                         NORTHWEST AIRLINES CORPORATION

    Northwest Airlines, Inc. ("Northwest") may from time to time offer, together or separately, its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of Northwest (the "Debt Securities"), and warrants (the "Warrants") to purchase Debt Securities (collectively, the "Securities"), in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities offered pursuant to this Prospectus may be issued as unsecured and unsubordinated Debt Securities ("Senior Debt Securities") or as unsecured and subordinated Debt Securities ("Senior Subordinated Debt Securities"), in one or more series and, together with any Warrants, will be limited to $1,500,000,000 aggregate public offering price and exercise price (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies or currency units).

    The specific terms of the particular Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a supplement to this Prospectus (the "Prospectus Supplement") which will be delivered together with this Prospectus, including, where applicable, in the case of Debt Securities, the specific designation (including whether the Offered Securities are Senior Debt Securities or Senior Subordinated Debt Securities), aggregate principal amount, the denomination, maturity, premium, if any, the rate (which may be fixed or variable), time and method of calculating payments of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of Northwest or the holder, any sinking fund provisions, the initial public offering price and other special terms and, in the case of Warrants, the specific designation, aggregate number, duration, initial public offering price, exercise price, currency in which the exercise price is payable, detachability of any Warrants, description of the Debt Securities for which such Warrants are exercisable, terms of any mandatory or optional call and other special terms, together with any other terms in connection with the offering and sale of the Offered Securities, and the net proceeds to Northwest from such offering. This Prospectus, together with the Prospectus Supplement relating to any Warrants that have been issued, may also be delivered in connection with the issuance of the Debt Securities for which such Warrants are exercised.

    The Securities may be denominated in United States dollars or, at the option of Northwest if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

    The Senior Debt Securities will rank on a parity with all unsecured and unsubordinated indebtedness of Northwest, and the Senior Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness (as hereinafter defined). See "Description of Securities--Subordination of Senior Subordinated Debt Securities." The Senior Debt Securities and the Senior Subordinated Debt Securities will be fully and unconditionally guaranteed (the "Parent Guaranty") by Northwest Airlines Corporation ("NWA Corp." and, together with its subsidiaries, the "Company"), the indirect parent of Northwest, on a senior basis and a senior subordinated basis, respectively.

    As of December 31, 1997, Northwest had $2,099.2 million of long-term debt and capital lease obligations which would rank PARI PASSU in right of payment with the Senior Debt Securities, of which $1,587.4 million was secured by Northwest's assets and no long-term debt or capital lease obligations which would rank senior in right of payment to the Senior Debt Securities. As of the same date, Northwest had no long-term debt or capital lease obligations which would rank PARI PASSU in right of payment with the Senior Subordinated Debt Securities and $2,099.2 million of long-term debt and capital lease obligations which would rank senior in right of payment to the Senior Subordinated Debt Securities, of which $1,587.4 million was secured by Northwest's assets. As of the same date, NWA Corp. had $729.8 million of long-term debt obligations (consisting entirely of NWA Corp.'s guarantees of the indebtedness of subsidiaries) which would rank PARI PASSU in right of payment with the Parent Guaranty of the Senior Debt Securities, none of which was secured by NWA Corp.'s assets, and which would rank prior in right of payment to the Parent Guaranty of the Senior Subordinated Debt Securities. As of such date, NWA Corp. had no obligations which would rank senior in right of payment to the Parent Guaranty of the Senior Debt Securities and no obligations which would rank PARI PASSU in right of payment with the Parent Guaranty of the Senior Subordinated Debt Securities.
                               ------------------

    Northwest may sell the Securities to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution." The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the proposed amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES OR WARRANTS UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                               ------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------

               The date of this Prospectus is February 27, 1998.

                             AVAILABLE INFORMATION

    NWA Corp. and Northwest together have filed with the Securities and Exchange Commission (the "Commission") Registration Statements on Form S-3 (together with all amendments and exhibits, the "Registration Statements") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statements, reference is made to the exhibit for a more complete description of the matter involved.

    NWA Corp. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. Such reports and other information, as well as the Registration Statement, including exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Northwest is not required to file separate reports, proxy and information statements or other information with the Commission pursuant to the requirements of the Exchange Act. Instead, information with respect to Northwest is provided, to the extent required, in filings made by NWA Corp.

    Separate financial statements of Northwest are not being provided because all of the securities being issued by Northwest under this prospectus are fully and unconditionally guaranteed by NWA Corp. and such financial statements are therefore not deemed material.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents of NWA Corp., which have been filed with the Commission, are hereby incorporated by reference in this Prospectus:

    (a) NWA Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (b) NWA Corp.'s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

    (c) NWA Corp.'s Current Reports on Form 8-K dated March 6, 1997, November 25, 1997, January 25, 1998 and February 19, 1998.

    All documents filed by NWA Corp. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Exchange Act file number is 0-23642.

    NWA Corp. will provide without charge to any person to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be directed to the Secretary's Office, NWA Corp., 5101 Northwest Drive, Dept. A1180, St. Paul, Minnesota 55111-3034, telephone number (612) 726-2111.

                                  THE COMPANY

    Northwest, the principal wholly-owned indirect subsidiary of NWA Corp., operates the world's fourth largest airline (as measured by 1996 revenue passenger miles ("RPMs")) and is engaged principally in commercial transportation of passengers and cargo. Northwest's business focuses on the development of a global airline network through the optimization of its domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, an extensive Pacific route system with hubs at Tokyo and Osaka, and a transatlantic alliance with KLM Royal Dutch Airlines ("KLM"), which operates a hub through Amsterdam.

    Northwest operates substantial domestic and international route networks. As of December 31, 1997, Northwest directly served more than 150 cities in 18 countries on the continents of North America, Asia and Europe. Northwest had more than 54 million enplanements and flew over 72 billion RPMs in 1997.

    NWA Corp. was originally formed under the name Wings Holdings Inc. The Company's principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121; its mailing address is 5101 Northwest Drive, St. Paul, Minnesota 55111-3034 and its telephone number is (612) 726-2111.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds to Northwest from the sale of the Securities offered hereby will be added to the working capital of Northwest and will be available for general corporate purposes, among which may be the repayment of outstanding indebtedness and financing of capital expenditures. The Company does not currently expect to discharge any such indebtedness or finance any such capital expenditures with the proceeds of the sale of Securities offered hereby.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for NWA Corp. and its consolidated subsidiaries for the periods indicated. The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent consolidated earnings (loss) before income taxes, cumulative effect of accounting change and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), one-third of rental expense, which is considered representative of the interest factor, and amortization of debt discount and expense.

               YEAR ENDED DECEMBER 31
-----------------------------------------------------
  1997       1996       1995       1994       1993
---------  ---------  ---------  ---------  ---------
3.05            2.74       1.90       1.88     (a)

---------

(a) Earnings did not cover fixed charges by $121.5 million for the year ended December 31, 1993. Excluding non-recurring special charges of $94.3 million for the year ended December 31, 1993, earnings did not cover fixed charges by $27.2 million.

                         DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities are to be issued under an Indenture, dated as of March 1, 1997, among Northwest, as issuer, NWA Corp., as guarantor, and State Street Bank and Trust Company, as Trustee (the "Senior Indenture"). The Senior Subordinated Debt Securities are to be issued under an Indenture, dated as of July 1, 1995, among Northwest, as issuer, NWA Corp., as guarantor, and State Street Bank & Trust Company, as Trustee (the "Subordinated Indenture"). The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures." A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    A series of Debt Securities may be offered contemporaneously with an offering of Warrants to purchase an additional portion of such or another series of Debt Securities. Warrants to purchase a series of Debt Securities may also be offered independently of any offering of Debt Securities. See "Description of Warrants." The statements herein relating to the Debt Securities and the Indentures are summaries and reference is made to the detailed provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Where no distinction is made between the Senior Debt Securities and the Senior Subordinated Debt Securities or between the Senior Indenture and the Subordinated Indenture, such summaries refer to any Debt Securities and either Indenture. Whenever particular defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such defined terms are incorporated herein or therein by reference.

    The anticipated market for the Debt Securities and the specific use of proceeds of an offering of such securities will be set forth in the applicable Prospectus Supplement.

    TO THE EXTENT THAT ANY PROVISION IN ANY PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH ANY PROVISION IN THIS SUMMARY, THE PROVISION OF SUCH PROSPECTUS SUPPLEMENT WILL CONTROL.

GENERAL

    The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time in one or more series. The Senior Debt Securities will be unsecured and unsubordinated obligations of Northwest and will rank on a parity with all other unsecured and unsubordinated indebtedness of Northwest. The Senior Subordinated Debt Securities will be unsecured obligations of Northwest and, as set forth below under "Subordination of Senior Subordinated Debt Securities," will be subordinated in right of payment to all Senior Indebtedness of Northwest.

    Reference is made to the Prospectus Supplement which accompanies this Prospectus for a description of the specific series of Debt Securities being offered thereby or, if Warrants are being offered thereby, the Debt Securities to be issued upon exercise of such Warrants, including: (1) the specific designation of such Debt Securities, including whether the Debt Securities are Senior Debt Securities or Senior Subordinated Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable;
(8) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of Northwest; (9) the obligation, if any, of Northwest to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions, upon the happening of specified events, or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (10) the denominations in which such Debt Securities are authorized to be issued;
(11) the currency or currency units for which Debt Securities may be purchased or in which Debt Securities may be denominated and/or the currency or currency units in which principal of, premium, if any, and/or interest, if any, on such Debt Securities will be payable or redeemable and whether Northwest or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency units other than that in which such Debt Securities are stated to be payable or redeemable; (12) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (13) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (14) any addition to, or modification or deletion of, any Event of Default or any covenant of Northwest or NWA Corp. specified in the Indenture with respect to such Debt Securities;
(15) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities and coupons; (16) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (17) the terms and conditions relating to Warrants issued by Northwest in connection with or for the purchase of such Debt Securities; (18) any index used to determine the amount of payments of principal of (and premium, if any) and interest, if any, on such Debt Securities; (19) any provisions relating to the exchange of such Debt Securities; and (20) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery.

    Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain Federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

DENOMINATIONS, PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

    Registered Securities will be issuable in denominations of $1,000 and integral multiples of $1,000, and Bearer Securities will be issuable in the denomination of $5,000 or, in each case, in such other denominations and currencies as may be in the terms of the Debt Securities of any particular series. Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made, subject to any applicable laws and regulations, in the designated currency at the office or agency of Northwest maintained for that purpose as Northwest may designate from time to time, except that, at the option of Northwest, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed by the Trustee to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the Person in whose name such Debt Security is registered at the close of business on the regular record date for such interest.

    Payment in respect of Debt Securities in bearer form will be payable in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as Northwest may appoint from time to time. The paying agents outside the United States, if any, initially appointed by Northwest for a series of Debt Securities will be named in the applicable Prospectus Supplement. Northwest may at any time designate additional Paying Agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, Northwest will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, Northwest will be required to maintain a Paying Agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. Northwest will have the right to require a holder of any Debt Security, in connection with the payment of the principal of, premium, if any, and interest, if any, on such Debt Security, to certify information to Northwest or, in the absence of such certification, Northwest will be entitled to rely on any legal presumption to enable Northwest to determine its duties and liabilities, if any, to deduct or withhold taxes, assessments or governmental charges from such payment.

    Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of Northwest maintained for such purpose as designated by Northwest from time to time. Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith.

    In the event of any redemption in part, Northwest shall not be required to
(i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Securities, or portion thereof, called for redemption or otherwise surrendered for repayment, except the unredeemed or unrepaid portion of any Registered Security being redeemed or repaid in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

    The obligation of Northwest to make payment on account of the principal of, premium, if any, and interest, if any, on the Senior Subordinated Debt Securities will be subordinated and junior in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of Northwest. The Senior Subordinated Debt Securities will rank PARI PASSU with any future Indebtedness of Northwest which by its terms states that it will rank PARI PASSU with the Senior Subordinated Debt Securities. The Senior Subordinated Debt Securities will rank senior to all other existing and future subordinated Indebtedness or other subordinated obligations of Northwest. Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinate to any Senior Indebtedness or subject to the restrictions described herein.

    "Senior Indebtedness" of Northwest means all Indebtedness of Northwest (other than the Senior Subordinated Debt Securities) unless such Indebtedness, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or PARI PASSU with the Senior Subordinated Debt Securities; PROVIDED, HOWEVER, that such Senior Indebtedness does not include (x) any Indebtedness, guarantee or other obligation of Northwest that is subordinate or junior in any respect to any other Indebtedness of Northwest or
(y) any Indebtedness of Northwest to any of its Subsidiaries or to any Person of which Northwest is a Subsidiary. "Indebtedness" of any Person means, without duplication, the principal of, premium, if any, and accrued and unpaid interest (including post-petition interest, whether or not allowable as a claim in bankruptcy) on (i) indebtedness of such Person for money borrowed, (ii) guarantees by such Person of indebtedness for money borrowed by any other Person, (iii) indebtedness of such Person evidenced by notes, debentures, bonds or other instruments of indebtedness for payment of which such Person is responsible or liable, (iv) obligations for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction, (v) obligations of such Person under Capital Leases and Flight Equipment leases, (vi) obligations under interest rate and currency swaps, caps, collars options, forward or spot contracts or similar arrangements or with respect to foreign currency hedges or aircraft fuel hedges, (vii) commitment and other bank financing fees under contractual obligations associated with bank debt, (viii) any indebtedness representing the deferred and unpaid purchase price of any property or business, and (ix) all deferrals, renewals, extensions and refundings of any such indebtedness or obligations; PROVIDED, HOWEVER, that Indebtedness shall not include amounts owed to trade creditors in the ordinary course of business, nonrecourse indebtedness secured by real property located outside the United States or operating lease rental payments (other than Flight Equipment lease rental payments) in the ordinary course of business.

    No payment on account of principal of, premium, if any, or interest on the Senior Subordinated Debt Securities or deposit pursuant to the provisions described under "Defeasance" below may be made if (i) any Senior Indebtedness is not paid when due (following the expiration of any applicable grace period) or
(ii) any other default on Senior Indebtedness occurs and the maturity of any Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (a) such failure to pay or acceleration relates to Senior Indebtedness in an aggregate amount equal to or less than $20 million, (b) the default has been cured or waived or has ceased to exist, (c) such acceleration has been rescinded, or (d) such Senior Indebtedness has been paid in full. A failure to make any payment with respect to the Senior Subordinated Debt Securities as a result of the foregoing provisions will not limit the right of the holders of the Senior Subordinated Debt Securities to accelerate the maturity thereof as a result of such payment default.

    Upon any distribution of the assets of Northwest upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to Northwest, the holders of Senior Indebtedness will be entitled to receive payment in full before the holders of the Senior Subordinated Debt Securities are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of Northwest who are holders of Senior Indebtedness or of other unsubordinated Indebtedness may recover more, ratably, than the holders of the Senior Subordinated Debt Securities.

THE PARENT GUARANTY

    NWA Corp. will unconditionally guarantee, pursuant to Indentures, the due and punctual payment of the principal of, premium, if any, and interest on the Debt Securities when the same shall become due, whether by acceleration or otherwise. The Parent Guaranty will be enforceable without any need first to enforce Debt Securities against Northwest. The Parent Guaranty of the Senior Subordinated Debt Securities will be subordinated and junior in right of payment, as set forth in the Senior Subordinated Debt Securities Indenture, to the prior payment in full of all Senior Indebtedness of NWA Corp. The terms of such subordination will parallel the subordination terms applicable to the Senior Subordinated Debt Securities as set forth above under "Subordination of Senior Subordinated Debt Securities," except that, for purposes of the Parent Guaranty, Senior Indebtedness of NWA Corp. means all Indebtedness of NWA Corp. (other than the Parent Guaranty) unless such Indebtedness, by its terms or by the terms of the instrument creating or evidencing it, is subordinate in right of payment to or PARI PASSU with the Parent Guaranty; PROVIDED, HOWEVER, that such Senior Indebtedness does not include any Indebtedness of NWA Corp. to any of its subsidiaries. The Parent Guaranty of the Senior Subordinated Debt Securities will rank PARI PASSU with any future Indebtedness of NWA Corp. which by its terms states that it will rank PARI PASSU with the Parent Guaranty of the Senior Subordinated Debt Securities. The Parent Guaranty of the Senior Subordinated Debt Securities will rank senior to all other existing and future subordinated Indebtedness or other subordinated obligations of NWA Corp.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (the "Depositary") or with a nominee for the Depositary identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Northwest expects that the following provisions will apply to depositary arrangements.

    Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by Northwest, if such Debt Securities are offered and sold directly by Northwest. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Securities.

    So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indentures. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indentures. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indentures. Northwest understands that, under existing industry practices, if Northwest requests any action of holders or an owner of a beneficial interest in which Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indentures, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security.

    Northwest expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. Northwest also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of Northwest, NWA Corp., the Trustee or any agent of Northwest shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by Northwest within ninety days, Northwest will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, Northwest may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Securities representing such Debt Securities. Further, if Northwest so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Registered Global Security representing Debt Securities of such series may, on terms acceptable to Northwest and the Depositary for such Registered Global Security, receive Debt Securities of such series in definitive form registered in the name of such beneficial owner or its designee.

CONSOLIDATION, MERGER OR SALE BY NORTHWEST OR NWA CORP.

    Each Indenture provides that neither Northwest nor NWA Corp. may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to any Person, unless (i) (a) in the case of a merger or consolidation, Northwest or NWA Corp. is the surviving corporation, as the case may be, or (b) in the case of a merger or consolidation where Northwest or NWA Corp. is not the surviving corporation and in the case of such a sale, conveyance or other disposition, the resulting, successor or acquiring Person is a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes by supplemental indenture all the obligations of Northwest under the Debt Securities and any coupons appertaining thereto (or of NWA Corp. under the Parent Guaranty, as the case may be) and the obligations of Northwest or NWA Corp., as the case may be, under the Indentures, (ii) immediately after giving effect to such merger or consolidation, or such sale, conveyance, transfer, lease or other disposition (including, without limitation, any Debt directly or indirectly incurred or anticipated to be incurred in connection with or in respect of such transaction), no Default or Event of Default shall have occurred and be continuing and (iii) certain other conditions are met. In the event a successor corporation assumes the obligations of Northwest or NWA Corp., as the case may be, such successor corporation shall succeed to and be substituted for Northwest or NWA Corp. as the case may be, under the Indentures and under the Debt Securities and any coupons appertaining thereto and all obligations of Northwest or NWA Corp., as the case may be, shall terminate. In the event of any such permitted consolidation, merger, sale, conveyance, disposition or other change of control transaction (including a highly leveraged transaction), the holders of the Debt Securities will not have the right to require redemption thereof or similar rights unless otherwise provided in the applicable Prospectus Supplement.

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

    Events of Default with respect to Debt Securities of any series issued thereunder are defined in the Indentures as being: default for thirty days in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due; default in payment of principal, premium, if any, or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; default for sixty days after notice to Northwest and NWA Corp. by the Trustee, or to Northwest, NWA Corp. and the Trustee by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any other agreement applicable to the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; and certain events of bankruptcy, insolvency or reorganization of Northwest or NWA Corp. Any other Events of Default applicable to a specified series of Debt Securities will be described in the applicable Prospectus Supplement. An Event of Default with respect to a particular series of Debt Securities will not necessarily be an Event of Default with respect to any other series of Debt Securities.

    The Indentures provide that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series issued thereunder and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to Northwest and NWA Corp. (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal (or, if the Debt Securities of that series are original issue discount Debt Securities or indexed Debt Securities, such portion of the principal amount specified in the applicable Prospectus Supplement) of all the Debt Securities of that series to be due and payable.

    The Indentures provide that the Trustee for any series of Debt Securities shall, within ninety days after the occurrence of a Default known to it with respect to Debt Securities of that series, give to the holders of the Debt Securities of that series notice of all such uncured Defaults; PROVIDED, that such notice shall not be given until 60 days after the occurrence of a Default with respect to Debt Securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest or make a mandatory sinking fund payment; and PROVIDED FURTHER, that, except in the case of default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers (as defined therein) in good faith determines that withholding such notice is in the interest of the holders of the Debt Securities of that series. "Default" means any event which is, or, after notice or passage of time or both, would be, an Event of Default.

    The Indentures provide that the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee, the Indentures provide that the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee.

    The Indentures include a covenant that Northwest will file annually with the Trustee a certificate as to Northwest's compliance with all conditions and covenants of the applicable Indenture.

    The holders of not less than a majority in aggregate principal amount of any series of Debt Securities by notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series (unless a judgment or decree based on such acceleration has been obtained and entered), except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (and any acceleration resulting therefrom) and certain other defaults.

MODIFICATION OF THE INDENTURES

    The Indentures contain provisions permitting Northwest, NWA Corp. and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to Northwest or NWA Corp. and the assumption of the covenants of Northwest or NWA Corp. by a successor; (ii) to add to the covenants of Northwest or NWA Corp. or surrender any right or power of Northwest or NWA Corp. and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions or conditions a Default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect of any such additional covenant, restriction or condition such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provided for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default; (iii) to add additional Events of Default with respect to any series;
(iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form or in global form; (v) under certain circumstances to add to, change or eliminate any provision affecting Debt Securities not yet issued; (vi) to secure the Debt Securities;
(vii) to add to the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Securities, as herein set forth, other conditions, limitations and restrictions thereafter to be observed; (viii) to establish the form or terms of Debt Securities; (ix) to evidence and provide for successor Trustees; (x) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (xi) to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indentures, PROVIDED that such action does not adversely affect the interests of any holder of Debt Securities of any series issued under such Indentures in any material respect; (xii) to cure any ambiguity or correct any mistake; or (xiii) to supplement any of the provisions of the Indentures to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Debt Security; provided that any such action shall not adversely affect the interests of the Holders of any such series or any other series of Debt Securities or any related coupons in any material respect.

    The Indentures also contain provisions permitting Northwest, NWA Corp. and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such supplemental indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indentures or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that no such supplemental indenture may, without the consent of the holder of each Debt Security so affected, (i) change the time for payment of principal or interest on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or interest on any Debt Security; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of an Original Issue Discount Debt Security;
(v) change the coin or currency in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults; (viii) change the obligation of Northwest to maintain an office or agency in the places and for the purposes specified in the Indentures;

(ix) modify the obligations of NWA Corp. to make payment under the Parent Guaranty; or (x) modify any of the foregoing provisions.

DEFEASANCE

    If indicated in the applicable Prospectus Supplement, Northwest may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as described below) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the Trustee for such series (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in the amount sufficient to pay the principal of, premium, if any, and interest on such Debt Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. Upon the occurrence of a defeasance, Northwest will be deemed to have paid and discharged the entire indebtedness represented by such Debt Securities and any coupons appertaining thereto and to have satisfied all of its other obligations under such Debt Securities and any coupons appertaining thereto (except for (i) the rights of holders of such Debt Securities to receive, solely from the trust funds deposited to defease such Debt Securities, payments in respect of the principal of, premium, if any, and interest, if any, on such Debt Securities or any coupons appertaining thereto when such payments are due and (ii) certain other obligations as provided in the Indentures). Upon the occurrence of a covenant defeasance, Northwest will be released only from its obligations to comply with certain covenants contained in the Indenture relating to such Debt Securities, will continue to be obligated in all other respects under such Debt Securities and will continue to be contingently liable with respect to the payment of principal, interest, if any, and premium, if any, with respect to such Debt Securities.

    Unless otherwise specified in the applicable Prospectus Supplement and except as described below, the conditions to both defeasance and covenant defeasance are as follows: (i) such defeasance or covenant defeasance must not result in a breach or violation of, or constitute a Default or Event of Default under, the applicable Indenture, or result in a breach or violation of, or constitute a default under, any other material agreement or instrument of Northwest or NWA Corp.; (ii) certain bankruptcy related Defaults or Events of Default with respect to Northwest or NWA Corp. must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease such Debt Securities and ending on the 91st day after such date; (iii) Northwest must deliver to the Trustee an Opinion of Counsel to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if such defeasance or covenant defeasance had not occurred (such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indentures); (iv) Northwest must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel with respect to compliance with the conditions precedent to such defeasance or covenant defeasance and with respect to certain registration requirements under the Investment Company Act of 1940, as amended; and (v) any additional conditions to such defeasance or covenant defeasance which may be imposed on Northwest pursuant to the applicable Indenture. The Indentures require that a nationally recognized firm of independent public accountants deliver to the Trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of such Debt Securities. The Indentures do not provide the holders of such Debt Securities with recourse against such firm. If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or any agency or instrumentality of the government issuing the currency in which Debt Securities of such series are payable. In the event that Government Obligations deposited with the Trustee for the defeasance of such Debt Securities decrease in value or default subsequent to their being deposited, Northwest will have no further obligation, and the holders of such Debt Securities will have no additional recourse against Northwest, as a result of such decrease in value or default. As described above, in the event of a covenant defeasance, Northwest remains contingently liable with respect to the payment of principal, interest, if any, and premium, if any, with respect to the Debt Securities.

    Northwest may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Northwest exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. If Northwest exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

    The applicable Prospectus Supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to Debt Securities of a particular series.

THE TRUSTEE

    State Street Bank and Trust Company is the Trustee under the Indentures. Northwest and NWA Corp. also maintain banking and other commercial relationships with State Street Bank and Trust Company and its affiliates in the ordinary course of business and State Street Bank and Trust Company acts as Trustee under several other indentures for NWA Corp. and Northwest.

                            DESCRIPTION OF WARRANTS

    Northwest may issue Warrants for the purchase of Debt Securities. Warrants may be issued together with or separately from any Debt Securities offered by any Prospectus Supplement and, if issued together with Debt Securities, may be attached to or separate from such Debt Securities. The Warrants are to be issued under one or more separate Warrant Agreements (a "Warrant Agreement") to be entered into between Northwest and State Street Bank and Trust Company, successor to The First National Bank of Boston, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of Northwest in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The statements herein relating to the Warrants and the Warrant Agreements are summaries and reference is made to the detailed provisions of the Warrant Agreements. A form of Warrant Agreement for Warrants Sold Attached to Debt Securities and a form of Warrant Agreement for Warrants Sold Alone have been incorporated by reference as exhibits to the Registration Statement.

GENERAL

    If Warrants are offered, reference is made to the applicable Prospectus Supplement which accompanies this Prospectus for a description of the specific terms of the Warrants being offered thereby, including (i) the specific designation and aggregate number of such Warrants, (ii) the offering price and the currency or composite currencies for which Warrants may be purchased, (iii) the designation (including whether the Debt Securities are Senior Debt Securities or Senior Subordinated Debt Securities), aggregate principal amount, currency or composite currencies and terms of the Debt Securities purchasable upon exercise of the Warrants, (iv) if applicable, the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with the minimum denomination of each such Debt Security, (v) if applicable, the date on and after which the Warrants and the related Debt Securities will be separately transferable, (vi) the principal amount of Debt Securities purchasable upon exercise of one Warrant and the price or the manner of determining the price and currency or composite currencies or other consideration (which may include Debt Securities) for which such principal amount of Debt Securities may be purchased upon such exercise, (vii) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire (the "Expiration Date"),
(viii) the terms of any mandatory or optional redemption by Northwest, (ix) certain Federal income tax consequences, (x) whether the certificates for Warrants will be issued in registered or unregistered form, and (xi) any other special terms pertaining to such Warrants. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants will not be listed on any securities exchange.

    Warrant certificates may be exchanged for new Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer and exchange and may be exercised at an office or agency of the Warrant Agent maintained for that purpose (the "Warrant Agent Office"). No service charge will be made for any transfer or exchange of Warrant certificates, but Northwest may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

    The Warrant Agent will act solely as an agent of Northwest in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price, for such consideration and during such period or periods as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time during such period up to 5:00 P.M. New York City time on the Expiration Date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by Northwest), unexercised Warrants will become void.

    Warrants may be exercised by delivery to the Warrant Agent of payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant certificate. Unless otherwise provided in the applicable Prospectus Supplement, upon receipt of such payment and the Warrant certificate properly completed and duly executed at the Warrant Agent Office or any other office or agency indicated in the applicable Prospectus Supplement, Northwest will, as soon as practicable, issue and deliver the Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the amount of unexercised Warrants.

MODIFICATION OF WARRANT AGREEMENTS

    The Warrant Agreements contain a provision permitting Northwest and the Warrant Agent, without the consent of any Warrantholder, to supplement or amend the Warrant Agreement in order to cure any ambiguity, and to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions or to make other provisions in regard to matters or questions arising thereunder which Northwest and the Warrant Agent may deem necessary or desirable and which do not adversely affect the interests of the Warrantholders.

WARRANT AGENT

    State Street Bank and Trust Company will act as the Warrant Agent under the Warrant Agreement. Northwest and NWA Corp. maintain banking and other commercial relationships with State Street Bank and Trust Company and its affiliates in the ordinary course of business.

                              PLAN OF DISTRIBUTION

    Northwest may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors or other persons directly or through one or more dealers or agents. Any such underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in an applicable Prospectus Supplement.

    The Offered Securities may be sold at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange. Northwest also may, from time to time, authorize underwriters acting as Northwest's agents to offer and sell the Offered Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from Northwest in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

    If a dealer is used directly by Northwest in the sale of Offered Securities in respect of which this Prospectus is delivered, Northwest will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer and the terms of any such sale will be set forth in the Prospectus Supplement relating thereto.

    Offered Securities may be offered and sold through agents designated by Northwest from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named in, and any commissions payable by Northwest to such agent will be set forth in, the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    Offers to purchase Offered Securities may be solicited directly by Northwest and sales thereof may be made by Northwest directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto. Except as set forth in the applicable Prospectus Supplement, no director, officer or employee of Northwest or NWA Corp. will solicit or receive a commission in connection with direct sales by Northwest of the Offered Securities, although such persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

    Any underwriting compensation paid by Northwest to underwriters, dealers or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with Northwest, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by Northwest for certain expenses.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, NWA Corp., Northwest and NWA Corp.'s other subsidiaries in the ordinary course of business.

    If so indicated in an applicable Prospectus Supplement and subject to existing market conditions, Northwest will authorize dealers acting as Northwest's agents to solicit offers by certain institutions to purchase Offered Securities from Northwest at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of Northwest. Contracts will not be subject to any conditions except the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the applicable Prospectus Supplement will be granted to underwriters and agents soliciting purchases of Offered Securities pursuant to Contracts accepted by Northwest. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

    The Offered Securities may or may not be listed on a national securities exchange or a foreign securities exchange. If an underwriter or underwriters are utilized in the sale of any Offered Securities, the applicable Prospectus Supplement will contain a statement as to the intention, if any, of such underwriters at the date of such Prospectus Supplement to make a market in the Offered Securities. No assurances can be given that there will be a market for the Offered Securities.

    The place and time of delivery for the Offered Securities in respect of which this Prospectus is delivered will be set forth in the applicable Prospectus Supplement. Debt Securities issuable upon exercise of Warrants will be issued upon payment of the exercise price and otherwise in accordance with the relevant terms applicable to such Warrants and described in the relevant Prospectus Supplement.

                                 LEGAL OPINIONS

    Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Debt Securities (and the Parent Guaranty) and Warrants offered hereby will be passed upon for Northwest and NWA Corp. by Simpson Thacher & Bartlett, New York, New York. In rendering such opinion, Simpson Thacher & Bartlett will be relying as to matters of Minnesota law on an opinion from the Office of the General Counsel of NWA Corp. and Northwest.

                                    EXPERTS

    The consolidated financial statements and schedule of NWA Corp. appearing or incorporated by reference in NWA Corp.'s Annual Report (Form 10-K) for the year ended December 31, 1996 and the consolidated financial statements for the year ended December 31, 1997 of NWA Corp. included in NWA Corp.'s Current Report (Form 8-K) dated February 19, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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